Form 10-K, Exhibit 13
period 1995-03-31
MOLECULAR BIOSYSTEMS INC
filed 1995-06-28
CIK 719598

SELECTED FINANCIAL DATA


YEARS ENDED MARCH 31,                                                  1995          1994          1993          1992          1991
- ------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS DATA:

Revenues                                                           $ 16,941      $  8,784      $  3,689      $  9,193      $ 10,220
Total Operating Costs and Expenses                                   29,618        29,159        19,503        11,738         8,389
Interest Income                                                       1,189         1,902         3,144         3,620         1,806
Income (Loss) from
        Continuing Operations                                       (12,182)      (18,800)      (11,813)          367         1,713
Loss from Discontinued Operations                                      --            --          (2,255)         (924)       (1,938)
Net Loss                                                            (12,182)      (18,800)      (14,068)         (557)         (225)
Earnings (Loss) Per Common Share:
        Continuing Operations                                         (1.02)        (1.58)        (1.01)          .03           .18
        Discontinued Operations                                        --            --            (.19)         (.08)         (.20)
        Net Loss                                                      (1.02)        (1.58)        (1.20)         (.05)         (.02)
Weighted Average Common
        Shares Outstanding                                           11,999        11,905        11,690        11,235         9,450



AT MARCH 31,                                                           1995          1994          1993          1992          1991
- ------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

SELECTED CONSOLIDATED BALANCE SHEET DATA:

Working Capital                                                     $20,927      $ 28,117      $ 51,761      $ 65,094      $ 24,023
Total Assets                                                         50,639        56,051        71,758        87,034        43,184
Total Liabilities                                                    14,215         7,975         6,867         9,881         8,828
Long-Term Debt                                                        8,408         3,917         3,965         4,001         4,605
Other Noncurrent Liabilities                                           --            --            --            --           1,565
Total Shareholders' Equity                                           36,424        48,076        64,891        77,153        34,356

18.mbi

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Molecular Biosystems has devoted substantial resources to research and development related to its proprietary diagnostic imaging agents. The Company's continuing operations have been unprofitable since 1992. Product revenues from sales of ALBUNEX-REGISTERED TRADEMARK-, the Company's flagship product and the first intravascular ultrasound imaging agent available in the United States, are expected to be an increasing source of income for the Company. However, operating losses may occur for at least the next several years due to continued requirements for research and development, preclinical testing and clinical trials, regulatory activities and the high costs of commercial manufacturing start-up. The magnitude of the losses and the time required by the Company to achieve profitability are highly reliant on the market acceptance of ALBUNEX-REGISTERED TRADEMARK- and are therefore uncertain. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis.


LIQUIDITY AND CAPITAL RESOURCES

Since the Company's founding, funds for its operations have been provided primarily by private and public equity financing, research and licensing revenues and interest income. Product revenues from sales of ALBUNEX-REGISTERED TRADEMARK- are expected to be an increasing source of funds for Company operations in the future. At March 31, 1995, the Company had net working capital of $20.9 million compared to $28.1 million at March 31, 1994. Cash and current marketable securities were $19.7 million at March 31, 1995. The decrease in working capital resulted primarily from cash used for operating purposes of $12 million and from capital expenditures of $2.5 million. These uses were offset by $5 million of long-term debt proceeds.

Capital expenditures for facilities, laboratory equipment, furniture and fixtures were $2.5 million, $8.2 million and $1.8 million for fiscal 1995, 1994 and 1993, respectively. The fiscal 1994 expenditures consisted primarily of the purchase of two unimproved buildings and the underlying land for $7 million, as further discussed below. The fiscal 1995 and 1993 expenditures consisted primarily of building improvements and equipment for aseptic manufacturing facilities being constructed for the manufacture of ALBUNEX-REGISTERED TRADEMARK- and other future products.

In December 1993, the Company purchased two unimproved buildings and the underlying land in San Diego, California, to replace currently leased facilities and allow for planned expansion of the Company's research and development facilities and administrative offices. The purchase price of the buildings was $7 million. In May 1994, the Company entered into a credit agreement with a bank to finance the purchase and planned modifications. The terms of the agreement provided for two loans of $5 million. Each loan accrued interest at the bank's prime rate plus two percent until the Company received FDA approval in the U.S. for ALBUNEX-REGISTERED TRADEMARK-, when the rate declined to prime plus one percent. The initial $5 million loan was funded in May 1994 and is payable in monthly installments of $20,800 plus accrued interest with the balance due and payable in April 2000. The Company had not yet drawn on the second loan at March 31, 1995, but has the right to draw on it in $500,000 increments to a maximum of $5 million until October 1995. Monthly payments of interest only would be payable until October 1995, at which time payments would be adjusted to fully amortize the then outstanding loan over a 54-month period. Both loans are secured by certain assets of the Company.

The Company continually reviews its product development activities in an effort to allocate its resources to those product candidates that the Company believes have the greatest commercial potential. Factors considered by the Company in determining the products to pursue may include but are not limited to the projected markets, potential for regulatory approval, technical feasibility and estimated costs to bring the product to the market. Based upon these factors, the Company may from time to time reallocate its resources among its product development activities. In February 1995, the Company made the decision to focus its research and development efforts primarily on its ultrasound imaging agents and reduce its staffing by approximately twenty-five percent. In a related decision, the Company plans to sell the two unimproved buildings purchased in December 1993 which had originally been purchased for planned expansion. Proceeds from the sale of these two buildings would be used first to retire the $5 million line of credit used to fund the purchase and any additional funds would be added to the Company's existing cash reserves.


                                                                          mbi.19

The Company currently leases two of its operating facilities in San Diego. The two leases require aggregate payments of approximately $4.4 million through fiscal 2003.

For the next several years, the Company expects to incur substantial additional expenditures associated with product development. Product revenues from sales of ALBUNEX-REGISTERED TRADEMARK- will support a portion of the Company's operating costs and expenses. The Company will also continue to utilize its existing cash and marketable securities and the interest earned thereon to fund its operations and capital spending needs. The Company expects that it will need to raise additional funds during fiscal 1996. The Company intends to pursue a number of options to raise these additional funds including borrowings, lease arrangements, collaborative research and development arrangements with pharmaceutical companies, the licensing of product rights or additional public and private financing, as anticipated capital requirements change as a result of strategic, competitive, technological and regulatory factors. There can be no assurance that funds from these sources will be available on favorable terms, if at all.

RESULTS OF CONTINUING OPERATIONS

REVENUES For the years ended March 31, 1995, 1994 and 1993 revenues were as follows (in millions):


                                                1995      1994       1993
- -------------------------------------------------------------------------
Revenues under collaborative agreements       $ 15.1     $ 5.7      $ 3.4
Product revenues                                 1.8       1.1          -
License fees                                       -       2.0         .3

Revenues under collaborative agreements have been the primary source of revenues for the Company in the past. Of the $15.1 million earned under collaborative agreements during the fiscal year ended March 31, 1995, approximately $11.8 million resulted from the marketing approval of ALBUNEX-REGISTERED TRADEMARK- in the United States in July 1994 of which $3.1 million was to be distributed to company employees as provided in the Company's distribution agreement with Mallinckrodt. An additional $3 million resulted from the first commercial shipment of ALBUNEX-REGISTERED TRADEMARK- in the United States in October 1994. Of the milestones earned in fiscal 1995, $3.5 million had not yet been paid to the Company as of March, 1995; this amount is included in accounts receivable as of that date.

Under the Mallinckrodt contract, the Company is entitled to receive additional payments in an amount equivalent to first-year product sales of ALBUNEX-REGISTERED TRADEMARK-. The Company earned $345,000 through approximately the first five months of sales under this provision. The Company will continue to earn this bonus through mid-October 1995. Any amounts earned under this provision of the contract will not be paid until 60 days after the end of the twelve-month period, in December 1995. The Company does not anticipate earning any additional milestones under its existing distribution agreements for ALBUNEX-REGISTERED TRADEMARK- other than those based upon the first year product sales. Revenues earned under collaborative agreements in 1994 and 1993 were all earned under the Shionogi agreement, of which $5 million was due to a milestone payment resulting from the marketing approval of ALBUNEX-REGISTERED TRADEMARK-in Japan in October 1993.

Product revenues in fiscal 1995 include $1.1 million earned from Mallinckrodt since the first commercial shipment of ALBUNEX-REGISTERED TRADEMARK- in the United States in October 1994. The remainder of product revenues in 1994 and 1995 consist of sales to Shionogi.

Cost of products sold totaled $1.6 million in 1995 and $580,000 in 1994, resulting in gross profit margins of 9% and 45%, respectively. The decrease in gross profit margin percentage is due to the higher proportion of U.S. sales in 1995 which are currently at a negative margin. The Company anticipates an increase in its gross profit margins at such time as ALBUNEX-REGISTERED TRADEMARK- sales volume increases. The amount of any increase and the time required by the Company to achieve higher margins are highly reliant on the market acceptance of ALBUNEX-REGISTERED TRADEMARK- and are therefore uncertain.

License fee revenues of $2 million for the year ended March 31, 1994 were earned in connection with a license agreement granting exclusive marketing and distribution rights for the Company's orally-administered ultrasound abdominal agent in Europe.

20.mbi

OPERATING COSTS AND EXPENSES (IN THOUSANDS):


YEAR ENDED MARCH 31,                                                                   1995                1994                1993
- ------------------------------------------------------------------------------------------------------------------------------------
Research & Development Costs
 Compensation                                                                       $ 7,454             $ 8,185             $ 6,427
 Equipment and supplies                                                               4,422               3,735               3,736
 Outside research, preclinical and clinical trials                                    2,175               1,691               1,504
 Legal, professional and consulting                                                   1,201               1,419               1,051
 Occupancy costs                                                                      1,309               1,485               1,089
 Other                                                                                2,182               1,595                 833
- ------------------------------------------------------------------------------------------------------------------------------------
   Total R & D                                                                      $18,743             $18,110             $14,640
   % of total operating costs and expenses                                               63%                 62%                 75%
Selling, General and Administrative                                                 $ 9,267             $10,469             $ 4,863
   % of total operating costs and expenses                                               31%                 36%                 25%


FISCAL 1995 VS. 1994 Research and development costs as a percentage of total costs and expenses in fiscal 1995 remained substantially unchanged from the prior fiscal year. Increases in preclinical trials expense and the amortization of license fees, which is included under other, were offset by a decrease in compensation. Increased preclinical trials costs resulted primarily from studies done for the Company's second generation cardiac ultrasound agent, FS069. License fee amortization, which is calculated by using the ratio of current contract revenues earned to total expected contract revenues related to the licensed products, increased as a result of increased ALBUNEX-REGISTERED TRADEMARK- development milestones during the year.

Selling, general and administrative costs in fiscal years 1995 and 1994 included one-time charges of $3.1 million and $3.7 million, respectively. The one-time charge of $3.1 million in 1995 resulted from the payment to the Company's employees of an approval bonus under the Mallinckrodt distribution agreement. In 1994, the charge of $3.7 million was due to the settlement of a class action lawsuit which was filed in November 1992. Without these one-time charges in either year, selling, general and administrative expenses decreased $602,000 or 9% in fiscal 1995. This decrease is primarily attributable to decreased legal expenses, as a result of the settlement of the litigation mentioned above.

FISCAL 1994 VS. 1993 Research and development expense increased $3.5 million or 24% in fiscal 1994. The increase in compensation was due both to additional headcount and increased wages and benefits costs, resulting from the commercialization of ALBUNEX-REGISTERED TRADEMARK- for the Japanese market as well as the growth of the Company's research programs for its new contrast agents. In particular, the Company increased its development efforts during 1994 for its second generation cardiac ultrasound agent, FS069 and its orally-administered abdominal ultrasound agent, ORALEX-REGISTERED TRADEMARK-. Increased professional and consulting costs resulted primarily from outside research, preclinical studies and stability studies for FS069, ORALEX-REGISTERED TRADEMARK- and other contrast agents. Occupancy costs increased due to the lease of an additional 3,500 square feet in Midland, Michigan in March 1993, and due to the use of the Syngene facility by the Company's ultrasound research and development departments in fiscal 1994. The Syngene operations were discontinued effective September 1992 and as a result, the associated facilities expenses were included in the loss from discontinued operations in the fiscal 1993 financial statements. The largest increase in other expense was due to the amortization of some of the Company's license fees, which are based on the timing of ALBUNEX-REGISTERED TRADEMARK- product development milestones.

Selling, general and administrative costs increased $5.6 million or 115% in fiscal 1994 due primarily to the $3.7 million charge in the fourth quarter related to the preliminary settlement of the class action lawsuit. Without this charge, selling, general and administrative expenses increased $1.9 million or 39%. This increase consisted primarily of additional personnel costs, increased insurance premiums and legal expenses associated with then pending litigation.

INTEREST EXPENSE AND INTEREST INCOME Interest expense for the years ended March 31, 1995, 1994 and 1993 consists of mortgage interest on the Company's manufacturing building. In addition, interest expense increased in the year ended March 31, 1995 due to a loan which the Company entered into in May 1994 to finance the purchase of two unimproved buildings and underlying land in December 1993.

In fiscal 1995, the Company earned $1.2 million in interest income, as compared to $1.9 million and $3.1 million in fiscal 1994 and 1993, respectively. The decrease in interest income in both fiscal 1995 and 1994 is due primarily to a reduction in cash and marketable securities as well as lower interest rates in 1995 and 1994.

                                                                          mbi.21

PROVISION (CREDIT) FOR INCOME TAXES The credit provision in 1993 reflects the tax benefit of carrying back the 1993 fiscal year loss to prior years. No benefit has been recognized in the 1995 or 1994 fiscal years as the Company had fully utilized its operating loss carryback ability in 1993. As of March 31, 1995, the Company had Federal and state operating loss carryforwards of approximately $53.3 million and $25.4 million, respectively.


RESULTS OF DISCONTINUED OPERATIONS
- --------------------------------------------------------------------------------

The Company discontinued the DNA diagnostic probe operations conducted by its wholly-owned subsidiary, Syngene, Inc., effective September 30, 1992. The loss from discontinued operations of $2.3 million for the year ended March 31, 1993 includes a provision for operating losses during the phaseout period of $300,000 and reflects no tax benefits. Revenues from the probe operations were $357,000 for the year ended March 31, 1993.

PROSPECTIVE INFORMATION
- --------------------------------------------------------------------------------

SALES OF ALBUNEX-REGISTERED TRADEMARK- In October 1993, ALBUNEX-REGISTERED TRADEMARK- was approved for marketing in Japan and became the first ultrasound contrast agent available in that country. Product sales from the Company to Shionogi, the Company's distributor in Japan, averaged approximately $500,000 per quarter for the first three quarters Shionogi was actively marketing the product in Japan. However, because initial sales were below the Company's expectations, Shionogi and the Company engaged in an intensive cooperative study of the situation. Both companies believe that the lower-than-expected sales were the result of the unique nature of the Japanese market. Among the possible reasons for the initial slow Japanese launch was that the packaging and transport of the product for Japan may have adversely affected the early shipments. Changes in vial and packaging configuration and transportation practices appear to have corrected the issue. However, to increase the likelihood of improved sales performance in the future, Shionogi, with the Company's concurrence, decided during the first quarter of fiscal 1995 to curtail promotional efforts and limit current Japanese sales to selected accounts until these issues have been resolved. The Company had no sales to Shionogi during the second and third quarters of fiscal 1995. Sales to Shionogi during the fourth quarter of fiscal 1995 amounted to $220,000. A relaunch of ALBUNEX-REGISTERED TRADEMARK- in Japan is anticipated in fiscal 1996.

In August 1994, the Company received clearance for the marketing and sale of ALBUNEX-REGISTERED TRADEMARK- in the United States. Product sales from the Company to Mallinckrodt, the Company's distributor in the United States, totaled $1.1 million for the first five months the product has been marketed in the United States. Product sales are booked by the Company at forty percent of the sales price Mallinckrodt sells the product to its customers. Under the Mallinckrodt contract, the Company is entitled to receive additional payments in an amount equivalent to first year product sales of ALBUNEX-REGISTERED TRADEMARK-. The Company earned $345,000 through approximately the first five months of sales under this provision. The Company will continue to earn this bonus through mid-October 1995. Any amounts earned under this provision of the contract will not be paid until 60 days after the end of the twelve-month period, in December 1995.

In February 1994, Nycomed, the Company's European licensee, announced that ALBUNEX-REGISTERED TRADEMARK- (named INFOSON-REGISTERED TRADEMARK- in Europe) had been approved for marketing in Sweden, the first European country to approve the product. In August 1994, Nycomed announced that ALBUNEX-REGISTERED TRADEMARK- had also been approved in the United Kingdom and in January 1995 it received approval in Finland. Nycomed has filed for applications in the remaining European countries and anticipates filing other approval applications in selected countries outside the European community. Although approved in Sweden, Finland and in the United Kingdom, Nycomed has not yet begun to market ALBUNEX-REGISTERED TRADEMARK- in Europe.

The Company believes that ALBUNEX-REGISTERED TRADEMARK- is a safe and useful product for which demand exists in the medical community. The Company is disappointed by the initial sales in the United States and Japan, as well as by the continuing delays in the European launch. While the Company believes that Mallinckrodt, Shionogi and Nycomed continue to have the greatest opportunity to successfully commercialize ALBUNEX-REGISTERED TRADEMARK- in their respective markets, it is carefully reviewing their performance and marketing strategies.

22.mbi

REVENUES AND OPERATING EXPENSES Product revenues from sales of ALBUNEX-REGISTERED TRADEMARK-, the Company's flagship product, are expected to be an increasing source of income for the Company. However, operating losses may occur for at least the next several years due to continued requirements for research and development, preclinical testing and clinical trials, regulatory activities and commercial manufacturing start-up for the remaining ultrasound contrast agents. In February 1995, the Company made the decision to reduce its cash burn rate by focusing its research and development efforts primarily on its ultrasound contrast agents and by reducing its staffing by approximately twenty five percent. The amount of net losses and the time required by the Company to achieve profitability are highly reliant on the market acceptance of ALBUNEX-REGISTERED TRADEMARK- and therefore are uncertain. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis.

The Company anticipates that its current capital resources, including expected revenues from the sales of ALBUNEX-REGISTERED TRADEMARK- and related bonuses to be paid by Mallinckrodt on the first twelve months' sales in the United States should be adequate to satisfy its capital requirements and fund current and planned operations for at least the next twelve to eighteen months. As a result, the Company is actively seeking other sources of financing. There can be no assurance that funds from these other sources will be available on favorable terms, if at all. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its product development programs. Additionally, the Company may need to obtain funds through arrangements with its current distributors or others that may require the Company to relinquish rights to certain of its technologies, product candidates, or products that the Company would not otherwise relinquish. The Company's future capital requirements will depend on many factors but will be heavily reliant on the market acceptance of ALBUNEX-REGISTERED TRADEMARK- in the United States, the relaunch date of the product in Japan and the launch of the product in Europe.

TECHNOLOGICAL DEVELOPMENT With the exception of ALBUNEX-REGISTERED TRADEMARK-, the Company's technologies must be regarded as being at a very early stage of development. Like any new technology, their respective prospects are subject to many uncertainties. Early test results may prove to have been in error; new competitive products may obviate the need for the Company's product; unexpected patent problems may appear; the Company's strategy may dictate changes in the mix of pipeline products; large-scale manufacturing may prove to be unfeasible; later studies may reveal safety or efficacy concerns not apparent earlier on; the Company's marketing partner(s) may change its strategic focus; the technology may fall prey to regulatory difficulties; and other unpredictable difficulties may arise. While the Company believes that each of its development programs has the potential to evolve into safe and useful medical products, the Company continually evaluates each of them for commercializability, and at this point cannot accurately predict the likelihood or extent of successful product development.

IMPACT OF INFLATION AND REGULATION
- --------------------------------------------------------------------------------

The Company believes that inflation and changing prices have not had a material effect on operations for fiscal 1995, 1994 and 1993 and that the impact of government regulation on the Company is not materially different from the impact on other similar enterprises.

                                                                          mbi.23

CONSOLIDATED BALANCE SHEETS




MARCH 31,                                                        1995            1994
- -------------------------------------------------------------------------------------
(In Thousands, Except number of Shares)
ASSETS
- -------------------------------------------------------------------------------------
CURRENT ASSETS (NOTE 5):
  Cash and cash equivalents                                   $  3,882       $  1,557
  Marketable securities, available-for-sale (Note 2)            15,836         27,943
  Accounts and notes receivable (Note 7)                         5,180            901
  Accrued interest receivable                                       51            295
  Inventories                                                    1,394          1,169
  Prepaid expenses and other assets                                391            310
- -------------------------------------------------------------------------------------
    Total current assets                                        26,734         32,175
- -------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, AT COST (NOTE 5):
  Building and improvements                                     18,125         18,022
  Equipment, furniture and fixtures                              5,216          5,296
  Construction in progress                                       2,253            114
                                                                25,594         23,432
  Less: Accumulated depreciation and amortization                5,947          4,872
                                                                19,647         18,560
OTHER ASSETS:
  Patents and license rights, net of amortization
    of $1,224 in 1995 and $759 in 1994 (Note 6)                  1,724          1,556
  Other assets, net                                              2,534          3,760
- -------------------------------------------------------------------------------------
                                                                 4,258          5,316
- -------------------------------------------------------------------------------------
                                                              $ 50,639       $ 56,051
- -------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
- -------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt (Note 5)                  $    307       $     53
  Accounts payable and accrued liabilities                       5,089          3,419
  Compensation accruals                                            411            586
    Total current liabilities                                    5,807          4,058
- -------------------------------------------------------------------------------------
LONG-TERM DEBT, NET OF CURRENT PORTION (NOTE 5)                  8,408          3,917
- -------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 6)

SHAREHOLDERS' EQUITY (NOTE 7):
  Common stock, $.01 par value, 20,000,000 shares authorized,
    11,999,561 and 11,989,361 shares issued and
    outstanding, respectively                                      120            120
  Additional paid-in capital                                    78,422         78,259
  Retained deficit                                             (41,472)       (29,290)
  Unrealized loss on available-for-sale securities                (118)            --
  Less notes receivable from sale of common stock                 (469)          (954)
  Less 3,970 shares of treasury stock, at cost                     (59)           (59)
- -------------------------------------------------------------------------------------
  Total shareholders' equity                                    36,424         48,076
- -------------------------------------------------------------------------------------
                                                              $ 50,639       $ 56,051
- -------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

24.mbi

CONSOLIDATED STATEMENTS OF OPERATIONS


YEARS ENDED MARCH 31,                                                                      1995              1994              1993
- ------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES (Note 3):
        Revenues under collaborative agreements                                        $ 15,132          $  5,713          $  3,439
        Product revenues                                                                  1,769             1,056              --

        License fees                                                                         40             2,015               250
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                         16,941             8,784             3,689
- ------------------------------------------------------------------------------------------------------------------------------------
RESEARCH AND DEVELOPMENT COSTS (NOTE 3):
        Compensation                                                                      7,454             8,185             6,427
        Equipment and supplies                                                            4,422             3,735             3,736
        Outside research, preclinical and clinical trials                                 2,175             1,691             1,504
        Legal, professional and consulting                                                1,201             1,419             1,051
        Occupancy costs                                                                   1,309             1,485             1,089
        Other                                                                             2,182             1,595               833
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                         18,743            18,110            14,640

COST OF PRODUCTS SOLD                                                                     1,608               580              --

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (NOTE 7)                                     9,267            10,469             4,863
- ------------------------------------------------------------------------------------------------------------------------------------
        Total operating costs and expenses                                               29,618            29,159            19,503
- ------------------------------------------------------------------------------------------------------------------------------------
        Loss from operations                                                            (12,677)          (20,375)          (15,814)

INTEREST EXPENSE                                                                           (694)             (327)             (340)

INTEREST INCOME                                                                           1,189             1,902             3,144
- ------------------------------------------------------------------------------------------------------------------------------------
        Loss from continuing operations before income taxes                             (12,182)          (18,800)          (13,010)

CREDIT FOR INCOME TAXES (NOTE 4)                                                           --                --               1,197
- ------------------------------------------------------------------------------------------------------------------------------------

Loss from Continuing Operations                                                         (12,182)          (18,800)          (11,813)

LOSS FROM DISCONTINUED OPERATIONS (NOTE 8)                                                 --                --              (2,255)
- ------------------------------------------------------------------------------------------------------------------------------------

Net Loss                                                                               $(12,182)         $(18,800)         $(14,068)
- ------------------------------------------------------------------------------------------------------------------------------------

LOSS PER COMMON SHARE
        Continuing operations                                                          $  (1.02)         $  (1.58)         $  (1.01)
        Discontinued operations                                                            --                --                (.19)
- ------------------------------------------------------------------------------------------------------------------------------------
        Net Loss                                                                       $  (1.02)         $  (1.58)         $  (1.20)
- ------------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                               11,999            11,905            11,690
- ------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


                                                                         mbi.25

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                                        UNREALIZED      NOTES
                                                 COMMON STOCK                              LOSS ON RECEIVABLE
                                              ------------------  ADDITIONAL RETAINED   AVAILABLE-  FROM SALE
                                                  NUMBER            PAID-IN  EARNINGS     FOR-SALE  OF COMMON    TREASURY
YEAR ENDED MARCH 31,                           OF SHARES  AMOUNT    CAPITAL  (DEFICIT)  SECURITIES      STOCK       STOCK    TOTAL
- ------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT NUMBER OF SHARES)
BALANCE AT MARCH 31, 1992                     11,561,496    $116   $73,531    $  3,578      $  --       $ (13)      $(59)   $77,153
        Exercise of stock options                289,490       3     2,484          --         --        (681)        --      1,806
        Net loss                                      --      --        --     (14,068)        --          --         --    (14,068)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1993                     11,850,986     119    76,015     (10,490)        --        (694)       (59)    64,891
        Exercise of stock options                138,375       1     2,244          --         --        (260)        --      1,985
        Net loss                                      --      --        --     (18,800)        --          --         --    (18,800)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1994                     11,989,361     120    78,259     (29,290)        --        (954)       (59)    48,076
        Exercise of stock options                 10,200      --       163          --         --          20         --        183
        Unrealized loss on available-
                for-sale securities (Note 2)          --      --        --          --       (118)         --         --       (118)
        Forgiveness of notes
                receivable (Note 7)                   --      --        --          --         --         465         --        465
        Net loss                                      --      --        --     (12,182)        --          --         --    (12,182)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1995                     11,999,561    $120   $78,422    $(41,472)     $(118)      $(469)      $(59)   $36,424
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

26.mbi

CONSOLIDATED STATEMENTS OF CASH FLOWS




YEARS ENDED MARCH 31,                                                                         1995            1994            1993
- ------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
CASH USED IN OPERATING ACTIVITIES:
        Net loss                                                                           $(12,182)       $(18,800)       $(14,068)
        Adjustments to reconcile net loss to net cash
                used in operating activities:
                Depreciation and amortization                                                 3,022           2,195           1,453
                Loss on disposals of property and equipment                                      35              18              16
                Forgiveness of note receivable from sale of common stock                      1,319              --              --
                Changes in operating assets and liabilities:
                        Receivables                                                          (4,889)            543            (602)
                        Inventories                                                            (225)           (445)           (422)
                        Prepaid expenses and other assets                                       (81)            272           1,012
                        Accounts payable and accrued liabilities                              1,670           1,797             579
                        Compensation accruals                                                  (175)            469              73
                        Deferred contract revenue                                                --            (713)         (3,630)
- ------------------------------------------------------------------------------------------------------------------------------------
                        Cash used in operating activities                                   (11,506)        (14,664)        (15,589)
- ------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
                Purchases of property and equipment                                          (2,528)         (8,208)         (1,781)
                Additions to patents and license rights                                        (634)           (786)           (718)
                Reductions of other assets                                                       75              --              --
                Decrease in marketable securities                                            11,989          20,511          17,885
- ------------------------------------------------------------------------------------------------------------------------------------
                Cash provided by investing activities                                         8,902          11,517          15,386
- ------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
                Net proceeds from issuance of common shares                                     183           1,985           1,806
                Long-term debt proceeds                                                       5,000              --              --
                Principal payments on long-term debt                                           (254)            (45)            (41)
- ------------------------------------------------------------------------------------------------------------------------------------
                Cash provided by financing activities                                         4,929           1,940           1,765
- ------------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                              2,325          (1,207)          1,562

CASH AND CASH EQUIVALENTS, beginning of year                                                  1,557           2,764           1,202
- ------------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of year                                                     $  3,882        $  1,557        $  2,764
- ------------------------------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Disclosures:
                Income tax refund received                                                 $     --        $    473        $  2,097
- ------------------------------------------------------------------------------------------------------------------------------------

                Interest income received                                                   $  1,433        $  2,623        $  3,139
- ------------------------------------------------------------------------------------------------------------------------------------

                Interest paid                                                              $    688        $    321        $    334
- ------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


                                                                          mbi.27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS Molecular Biosystems, Inc. has devoted substantial resources to research and development related to its proprietary diagnostic imaging agents. The Company's continuing operations have been unprofitable since 1992. Product revenues from sales of ALBUNEX-REGISTERED TRADEMARK-, the Company's flagship product and the first intravascular ultrasound imaging agent available in the United States, are expected to be an increasing source of income for the Company. However, operating losses may occur for at least the next several years due to continued requirements for research and development, preclinical testing and clinical trials, regulatory activities and commercial manufacturing start-up. The amount of net losses and the time required by the Company to achieve profitability are highly reliant on the market acceptance of ALBUNEX-REGISTERED TRADEMARK- and are therefore uncertain. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Molecular Biosystems, Inc. and its wholly-owned subsidiaries, Syngene, Inc. ("Syngene"), a currently inactive corporation which has been classified as a discontinued operation (see note 8), and Scan Pharmaceuticals, Inc., an inactive corporation. All significant intercompany accounts and transactions have been eliminated. Certain amounts in the prior years' financial statements and notes have been reclassified to conform with the current year presentation.

RESEARCH AND DEVELOPMENT COSTS All research and development costs and related special purpose equipment costs are charged to expense as incurred.

REVENUES UNDER COLLABORATIVE AGREEMENTS Revenues under collaborative agreements are earned in connection with research activities performed thereunder. Revenue is recognized based on work performed at a predetermined rate or level of expense reimbursement, or on the achievement of certain milestones, some of which relate to regulatory approvals. Additionally, under the terms of the U.S. marketing agreement, the Company is entitled to receive additional payments in an amount equivalent to first year product sales of ALBUNEX-REGISTERED TRADEMARK- in the U.S. These revenues are accrued as sales are made by the Company's marketing partner and included in revenue under collaborative agreements. Advance payments received in excess of amounts earned are classified as deferred contract revenue.

REVENUE RECOGNITION FOR PRODUCT SOLD The Company recognizes revenue when goods are shipped to the customers.

INCOME TAXES Effective April 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," which was issued by the Financial Accounting Standards Board in February 1992. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

CASH EQUIVALENTS Cash equivalents include marketable securities with original maturities of three months or less.

MARKETABLE SECURITIES Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's management has classified its investment securities as available-for-sale and records holding gains or losses as a separate component of stockholders' equity. The cumulative effect of the change was not material to the Company's financial statements.

CONCENTRATION OF CREDIT RISK The Company invests its excess cash in debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically


28.mbi
reviewed and modified to take advantage of trends in yields and interest rates. The Company has not realized any losses on its cash equivalents.

At March 31, 1995 substantially all of the Company's receivables were from Mallinckrodt Medical, Inc., the Company's exclusive ALBUNEX-REGISTERED TRADEMARK- distributor in the United States.

INVENTORIES Inventories are stated at lower of cost (first-in, first-out) or market, and consist of the following major classes as of March 31 (in thousands):


                                              1995                1994
- --------------------------------------------------------------------------------
Raw materials and supplies                  $1,215              $  822
Work in process                                133                  74
Finished goods                                  46                 273
- --------------------------------------------------------------------------------
                                            $1,394              $1,169
- --------------------------------------------------------------------------------

Work in process and finished goods include the cost of materials, direct labor and manufacturing overhead.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives of five years for equipment, thirty-one years for buildings and improvements and the term of the lease for leasehold improvements.

PATENTS AND LICENSE RIGHTS Patents and license rights are amortized on the straight-line method over their estimated useful lives of five to ten years.

OTHER ASSETS In June 1989, the Company prepaid $2 million in royalties on the first $66.6 million of sales of ALBUNEX-REGISTERED TRADEMARK- in the United States. Included in other assets is $1.9 million which is the portion of this prepayment which has not yet been expensed. Additionally, other assets include $4.5 million (less amortization of $3.9 million and $2.7 million at March 31, 1995 and 1994, respectively) paid in connection with the Company's license for the right to make, have made, use and sell ALBUNEX-REGISTERED TRADEMARK- and other products using the licensed patents. Amortization is calculated generally by using the ratio of current contract revenues earned to total expected contract revenues related to the licensed products.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES Accounts payable and accrued liabilities consist of the following major classes as of March 31 (in thousands):


                                              1995                1994
- --------------------------------------------------------------------------------
Reserve for class action settlement stock   $1,500              $1,500
Accounts payable--trade                       1,481                 498
Other miscellaneous accruals                 2,108               1,421
- --------------------------------------------------------------------------------
                                            $5,089              $3,419
- --------------------------------------------------------------------------------

LOSS PER SHARE Loss per common share has been computed by dividing the loss by the weighted average number of common shares outstanding during the year. Warrants and options do not impact the per share loss since they would be antidilutive.

NOTE 2. MARKETABLE SECURITIES

Short-term investments are recorded at estimated fair market value at March 31, 1995, and consist primarily of treasury securities, government agency securities and corporate obligations with maturities of more than three months. The Company has classified all of its investments as available-for-sale securities. The following table summarizes available-for-sale securities at March 31, 1995 (in thousands):


                                                      COST NET OF
                                                        PREMIUMS/          GROSS      ESTIMATED
                                                        DISCOUNTS     UNREALIZED           FAIR
                                                        AMORTIZED         LOSSES          VALUE
- ----------------------------------------------------------------------------------------------------

U.S. treasury securities and
  obligations of U.S. government agencies                 $ 6,856           $ 85        $ 6,771
Corporate obligations                                       9,098             33          9,065
- ----------------------------------------------------------------------------------------------------
Marketable securities available-for-sale                  $15,954           $118        $15,836
- ----------------------------------------------------------------------------------------------------


The gross realized gains and losses on sales of available-for-sale securities totaled $24,000 and $205,000, respectively for the year ended March 31, 1995. The proceeds on these sales totaled $3,094,000.


                                                                          mbi.29

The amortized cost and estimated fair value of debt and marketable securities at March 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.


                                                  COST LESS           ESTIMATED
                                                   PREMIUMS                FAIR
                                                  AMORTIZED               VALUE
- --------------------------------------------------------------------------------
Due in one year or less                             $11,850             $11,808
Due after one year through three years                3,680               3,617
Due after three years                                   424                 411
- --------------------------------------------------------------------------------
                                                    $15,954             $15,836
- --------------------------------------------------------------------------------

NOTE 3. SIGNIFICANT RESEARCH CONTRACTS

The Company conducts all of its research and development activities on its own behalf. Under the terms of its collaborative research agreements, the Company retains all ownership rights to its proprietary technologies, subject to licensing arrangements made with its licensees.

In December 1987, December 1988 and March 1989, the Company entered into respective agreements (the Agreements) with Nycomed A.S. (Nycomed), a Norwegian corporation, Mallinckrodt Medical, Inc. (Mallinckrodt) of St. Louis, Missouri and Shionogi & Co., Ltd. (Shionogi), a Japanese corporation, under which the Company granted exclusive licenses, restricted to certain geographic areas, to test, evaluate, develop and sell products covered by specified patents of the Company relating directly to the design, manufacture or use of microspheres for ultrasound imaging in vascular applications. The Company also granted rights to sublicense, use, make and sell the licensed products under specified royalty arrangements.

Under the terms of the Agreements, as amended, the Company earned and received license fees of $6.5 million. The Agreements also provide for total payments to the Company aggregating up to $66.5 million, to continue product development, clinical trials, preproduction and premarketing activities relating to the Company's ultrasound imaging agents for vascular applications. These amounts are to be received in installments based on the achievement of certain milestones by the Company. To date the Company has earned revenues under the above agreements in the amount of $58.5 million of which $3.5 million had not yet been paid as of March 31, 1995, and is included in accounts receivable as of that date. Under the Mallinckrodt agreement, the Company is entitled to receive additional payments in an amount equivalent to first year product sales, up to a maximum of $30 million. The Company has earned $345,000 through approximately the first five months of sales under this provision.

During the years ended March 31, 1995, 1994 and 1993, the Company received contract research payments and earned revenue under the above agreements as follows (in thousands):


                                             1995           1994           1993
- --------------------------------------------------------------------------------
Contract payments received
        Nycomed                           $   733         $    -         $    -
        Mallinckrodt                       10,554              -              -
        Shionogi                                -          5,000              -
- --------------------------------------------------------------------------------
        Total                             $11,287         $5,000         $    -
- --------------------------------------------------------------------------------

Contract revenues earned
        Nycomed                           $   733         $    -         $    -
        Mallinckrodt                       14,399              -              -
        Shionogi                                -          5,713          3,430
- --------------------------------------------------------------------------------
        Total                             $15,132         $5,713         $3,430
- --------------------------------------------------------------------------------

In May 1993 the Company entered into an exclusive license agreement for its orally-administered abdominal ultrasound agent with Bracco S.p.A., of Milan, Italy. The agreement granted Bracco exclusive marketing and distribution rights to the product in Europe and the former Soviet Union. Bracco is responsible for conducting clinical trials and obtaining regulatory approvals in the countries in its territory. Under the terms of the agreement, the Company has received $2 million in license fees and is entitled to receive additional payments conditioned on the successful completion of certain product development and regulatory milestones. The status of this agreement is currently in dispute. (See note 6.)


30.mbi

NOTE 4. INCOME TAXES

As described in Note 1, the Company uses the liability method of computing deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The credit for income taxes attributable to continuing operations for the year ended March 31, 1993 consists of current federal income taxes only.

The effective income tax rate on the loss from continuing operations before income taxes differs from the statutory U.S. federal income tax rate for the years ended March 31, as follows (in thousands):


                                                   1995           1994           1993
- --------------------------------------------------------------------------------------
Computed statutory tax                          $(3,992)      $ (6,392)      $ (4,423)
State income taxes                                 (729)        (1,160)             -
Tax exempt interest                                  (5)           (33)           (95)
Losses without income tax benefit                 4,715          7,584          3,320
Other                                                11              1              1
- --------------------------------------------------------------------------------------
Credit for income taxes                         $     -        $     -       $ (1,197)
- --------------------------------------------------------------------------------------

At March 31, 1995, the Company has deferred tax assets of $22.3 million relating to the following tax loss carryforwards for income tax purposes (in thousands):


                                                                    EXPIRATION
                                                        AMOUNT           DATES
- -------------------------------------------------------------------------------
Federal and state net operating losses                 $ 78,700      1997-2010
Research and development credit                        $  1,500      1997-2010
Alternative minimum tax credit                         $    300     Indefinite

For financial reporting purposes, a valuation allowance of $22.3 million has been recognized to offset the deferred tax assets related to the carryforwards. If realized, approximately $3.3 million of the tax benefit for those items will be applied directly to paid-in capital, related to deductible expenses reported as a reduction of the proceeds from issuing common stock in connection with the exercise of stock options.

NOTE 5. LONG-TERM DEBT
Long-term debt at March 31
consists of the following (in thousands):


                                                   1995           1994
- ----------------------------------------------------------------------
Note payable due 2004                           $ 3,923        $ 3,970
Note payable due 2000                             4,792              -
- ----------------------------------------------------------------------
                                                  8,715          3,970
Less - current portion                              307             53
- ----------------------------------------------------------------------
                                                $ 8,408        $ 3,917
- ----------------------------------------------------------------------

The note payable due in 2004 bears interest at a variable rate based upon the weighted average Eleventh District cost of funds plus 2.35 percent. The interest rate on this note is adjusted semi-annually and was eight percent at March 31, 1995 and 1994. The note is secured by the Company's manufacturing facility and certain of the equipment contained therein and is payable in monthly installments of principal and interest.

The note payable due in 2000 was entered into in May 1994 to finance the Company's purchase of two unimproved buildings and underlying land in December 1993. The note bears interest at prime plus one percent and is payable in monthly installments of $20,800 plus accrued interest with the balance due and payable in April 2000. The interest rate on this note was ten percent at March 31, 1995. In connection with this financing, the Company has a second line of credit available which may be drawn on in increments of $500,000 to a maximum of $5 million until October 1995. Monthly payments of interest only would be payable until the expiration of the draw down period (October 1995), at which time payments would be adjusted to fully amortize the outstanding loan over 54 months. Both loans contain covenants relating to cashflow coverage, minimum cash balances and require a compensating balance of $3 million. These loans are both secured by the tangible assets of the Company.

Long-term debt maturing in fiscal years 1997 through 2000 is $312,000, $317,000, $322,000 and $328,000, respectively.


                                                                          mbi.31

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company conducts certain of its operations in leased premises. Terms of the leases, including renewal options, vary by lease. Future minimum rental commitments for all noncancellable operating leases that have initial or remaining lease terms in excess of one year are as follows (in thousands):


YEAR ENDED MARCH 31,                            AMOUNT
- -------------------------------------------------------
1996                                          $   417
1997                                              243
1998                                              458
1999                                              688
2000                                              715
Thereafter                                      1,915
- -------------------------------------------------------
Total minimum lease payments                  $ 4,436
- -------------------------------------------------------

The leases expire in 1997 and 2003 and contain renewal provisions of up to ten years at the end of the lease terms. Minimum annual rentals under the lease terms are increased by 4% per year and the Company is obligated to pay real estate taxes, insurance and utilities on its portion of the leased properties. Rental expense for the years ended March 31, 1995, 1994 and 1993 was $508,000, $485,000 and $354,000, respectively.

In December 1992, the Company entered into a license and collaborative research agreement with Dendritech, Inc. and its affiliate Michigan Molecular Institute. The license agreement grants the Company the exclusive worldwide rights to use Dendritech's patented dendrimer technology to develop and commercialize contrast agents for use with magnetic resonance imaging, computerized tomography and ultrasound. Under this agreement, the Company is committed to pay a license fee of $500,000 per year for five years beginning December 1992. As of March 31, 1995, a total of $1.5 million in license fees have been paid. The Company is currently negotiating an agreed termination of this agreement arising out of its decision to concentrate on its current ultrasound products.

The Company has entered into license agreements requiring future minimum royalty payments ranging from 1% to 6% of specified product sales relating to the licensed technologies.

In June 1994, the United State District Court for the Southern District of California granted final approval to an agreement settling a class action complaint against the Company, certain of its officers and all of the members of its Board of Directors (SHERMAN V. WIDDER, ET AL., No. TS 92-1827-IEG (M)) alleging violations of the Securities Exchange Act of 1934 and California securities laws. The Company agreed to pay $3 million in cash, and shares of MBI's common stock worth $1.5 million (172,414 shares valued as of March 31, 1995), into a settlement fund which is being distributed to qualifying class members. The Company's directors and officers liability insurer contributed $800,000 of the cash payment. Pursuant to the settlement order, the distribution of cash and stock is being administered by counsel for the plaintiff class. Included in accrued liabilities at March 31, 1995 and 1994, is a liability of $1.5 million for the issuance of this common stock.

In May 1993 the Company entered into an exclusive license agreement with Bracco S.p.A. of Milan, Italy, for the distribution rights in Europe and the former Soviet Union to the Company's proprietary orally-administered ultrasound agent for imaging the gastrointestinal tract. At that time Bracco paid the Company a license fee of $2 million and undertook certain developmental obligations in the territory. In March 1994 Bracco notified the Company that it desired to rescind the agreement and demanded that MBI return the license fee. The Company denied that Bracco was entitled to rescind the agreement or to the return of any portion of the license fee, and notified Bracco that it regarded Bracco's notice of rescission as a breach of contract. In January 1995, Bracco filed a demand for arbitration claiming return of the $2 million license fee, in addition to other monetary relief. MBI has filed a response denying the material allegations of Bracco's demand, and has also filed a counterdemand asking for damages in the amount of at least $5.5 million and other monetary relief, claiming that Bracco's purported rescission was in bad faith and resulted from its acquisition of the exclusive licensee of a competing agent. MBI also claims that the purported rescission was wrongful and a breach of the exclusive license. The Company believes it will prevail on Bracco's claims. The Company stresses, however, that the course of arbitration cannot be predicted. In any event, the Company does not believe an unfavorable ruling in arbitration would have a material adverse impact on its financial condition.


32.mbi

NOTE 7. SHAREHOLDERS' EQUITY


In June 1989, 1990 and 1991 the Company issued warrants to Nycomed for 14,381, 9,508 and 14,524 shares, respectively, exercisable through June 1994, 1995 and 1996 at $15.26, $17.56 and $14.61 per share, respectively, pursuant to an agreement granting to Nycomed a right of first refusal to purchase additional unregistered shares in connection with the private sale of shares by the Company. As of June 1994, warrants for 14,381 shares had expired.

Nycomed and Mallinckrodt have certain registration rights with respect to the common stock issued and issuable to them.

COMMON SHARES RESERVED Common shares were reserved for the following purposes at March 31 (in thousands):


                                              1995      1994
- -------------------------------------------------------------
Warrants                                        24        38
Options granted                              2,112     2,318
Future grants of options                     1,701     2,004
- -------------------------------------------------------------
                                             3,837     4,360
- -------------------------------------------------------------

STOCK OPTIONS

1993 PLANS In 1993 both the Board of Directors and the shareholders of the Company approved the 1993 Stock Option Plan and the 1993 Outside Directors Stock Option Plan (together, the 1993 Plans). The 1993 Plans were intended to replace the Company's 1984 Incentive Stock Option Plan and the 1984 Nonstatutory Stock Option Plan (together, the 1984 Plan), under which substantially all of the options authorized to be granted have been granted. The 1993 Plans provide for the grant of both qualified incentive stock options and nonstatutory stock options to purchase common stock to employees (1993 Stock Option Plan) or non-employee directors of the Company (1993 Outside Directors Stock Option Plan) at no less than the fair value of the stock on the date of grant. Options granted under these plans are exercisable per the terms specified in each individual option, but not before one year (unless the option exercisability is accelerated by the Company's Board of Directors), or later than ten years from the date of grant.

1984 PLAN The Company has an Incentive Stock Option Plan and Nonstatutory Stock Option Plan (together, the 1984 Plan) which provides for the grant of options to purchase common stock to employees or non-employee directors of the Company at no less than the fair value of the stock on the date of grant. Options granted under the 1984 Plan are exercisable per the terms specified in each individual option, but not before one year (unless the option exercisability is accelerated by the Company's Board of Directors) or later than five years from the date of grant.

On May 11, 1995, the Board of Directors voted to offer the Company's non-executive employees the opportunity to reprice certain stock options which were originally granted under the 1984 Plan to the closing price on May 31, 1995. The Board approved this repricing because it believes retaining key employees is in the best interests of the stockholders and the Company. During the fourth quarter of fiscal 1995, following a decline in the stock price and a restructuring which included a twenty-five percent staff reduction, key employees were being contacted by other companies and agencies about employment opportunities elsewhere. The Board believes the repricing of the options was the most effective employment retention tool available.

OTHER OPTION GRANTS The Company has granted to employees, consultants and scientific advisors options to purchase shares of common stock. These options are exercisable per the terms specified in each individual option and lapse five years after grant date. The options were granted at amounts per share which were not less than the fair market value at the date of grant.


                                                                          mbi.33

Additional information with respect to the Company's option plans is as follows:


                                                               1993 STOCK OPTION PLAN    1993 DIRECTORS OPTION PLAN
                                                -------------------------------------    --------------------------
                                                                         OPTION PRICE                  OPTION PRICE
                                                 SHARES                     PER SHARE         SHARES      PER SHARE
- -------------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1993                 -                                            -

Granted                                         582,500              $16.63  - $22.25         20,000       $  17.00

Expired or lapsed                                (3,100)              19.13  -  20.28              -
- -------------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1994           579,400               16.63  -  22.25         20,000          17.00

Granted                                         407,231                7.00  -  12.25         20,000           8.13

Expired or lapsed                              (127,342)               8.75  -  22.25              -              -
- -------------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1995           859,289                7.00  -  22.25         40,000   8.13 - 17.00
- -------------------------------------------------------------------------------------------------------------------
Options exercisable at March 31, 1995           266,825                                       20,000
- -------------------------------------------------------------------------------------------------------------------
Reserved for future grants                    1,640,711                                       60,000
- -------------------------------------------------------------------------------------------------------------------


                                                               1984 STOCK OPTION PLAN                          OTHER OPTION GRANTS
                                              ---------------------------------------        -------------------------------------
                                                                         OPTION PRICE                                 OPTION PRICE
                                                 SHARES                     PER SHARE         SHARES                     PER SHARE
- ----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1992         1,243,610               $ 7.75 - $33.50        281,142             $11.75  - $ 31.13
Granted                                         547,300                17.38 -  24.63        314,500              17.38  -   24.63
Exercised                                      (339,917)                7.75 -  23.63         (4,100)             11.75  -   16.25
Expired or lapsed                              (153,858)               13.75 -  33.50        (89,292)             11.75  -   31.13
- ----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1993         1,297,135                11.50 -  31.13        502,250              12.13  -   28.75
Granted                                         191,690                16.63 -  24.63         87,500              16.63  -   24.63
Exercised                                       (95,500)               11.50 -  22.50        (50,375)             12.13  -   22.50
Expired or lapsed                              (178,385)               13.75 -  31.13        (35,975)             12.88  -   28.75
- ----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1994         1,214,940                13.38 -  31.13        503,400              13.50  -   28.75
Granted                                          27,175                10.88 -  15.63         17,000              10.88  -   11.88
Exercised                                             -                    -        -        (10,200)             13.75  -   16.50
Expired or lapsed                              (409,250)               10.88 -  24.63       (129,875)             13.75  -   28.75
- ----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 1995           832,865                10.88 -  31.13        380,325              10.88  -   27.00
- ----------------------------------------------------------------------------------------------------------------------------------
Options exercisable at March 31, 1995           636,965                                      232,950
- ----------------------------------------------------------------------------------------------------------------------------------
Reserved for future grants                            -                                            -
- ----------------------------------------------------------------------------------------------------------------------------------

NOTES RECEIVABLE FROM SALE OF COMMON STOCK At March 31, 1995, the Company had notes receivable from related parties of approximately $586,000 relating to the exercise of options to purchase common stock of the Company by officers and other employees. Of this amount, approximately $117,000 is included in accounts and notes receivable and represents taxes payable by the individuals at the time of these option exercises plus accrued interest thereon, as well as accrued interest on purchase price notes. The amounts relating to the purchase price of the common stock are recorded as a reduction to shareholders' equity. The loans are secured by the common stock purchased, accrue interest at a rate of 6% and are due by January 31, 1996.

In January 1995, the Company received a bonus payment of $3.1 million from Mallinckrodt. Per the Distribution Agreement dated December 7, 1988 between Mallinckrodt and the Company, this payment was to be distributed to "key employees." In February 1995, the Company's Board of Directors approved the payment of bonuses of $1.8 million to all of the Company's employees. In connection with these bonuses, the Board of Directors also approved the forgiveness of two loans (including accrued interest) which the Company had previously extended to its chief executive and chief operating officers to permit them to exercise certain stock options. The total amount forgiven on the notes was $1.3 million of which $465,000 had previously been included in notes receivable from sale of common stock and the remainder, which represented taxes payable at the time of the option exercises plus accrued interest, was included in accounts and notes receivable. The approval bonus of $3.1 million is included in revenues under collaborative agreements and the payment of the $1.8 million of bonuses, as well as the forgiveness of debt, is included in selling, general and administrative expenses.


34.mbi

NOTE 8. DISCONTINUED OPERATIONS

In August 1992, the Board of Directors of the Company declared its intention to discontinue the DNA diagnostic probe operations conducted by the Company's wholly-owned subsidiary, Syngene, Inc. Accordingly, the Company has reported Syngene as a discontinued operation in its consolidated statements of operations for 1993.

The Company completed the phaseout of its probe operations by December 1992 and has entered into an exclusive license of the patent and technology rights owned by Syngene.

Revenues from the probe operations were $357,000 in 1993. The loss of $2,255,000 for 1993 includes a provision for operating losses during the phaseout period of $300,000 and reflects no tax benefits.

NOTE 9. SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following is a summary of the unaudited quarterly results of operations for the years ended March 31, 1995 and 1994 (in thousands, except per share amounts):


QUARTER ENDED                                        JUNE 30            SEPT. 30             DEC. 31            MARCH 31
- ---------------------------------------------------------------------------------------------------------------------------
Fiscal 1995
Revenues(a)                                        $     534         $     8,786         $     6,908           $     713
Research and Development Costs                         4,714               5,145               4,252               4,632
Total Operating Costs and Expenses(a)                  6,661               6,833               9,233               6,891
Net Income (Loss)                                     (5,913)              2,083              (2,235)             (6,117)
Income (Loss) Per Common Share                          (.49)                .17                (.19)               (.51)
Weighted Average Common Shares Outstanding            11,996              12,000              12,000              12,000
- ---------------------------------------------------------------------------------------------------------------------------


QUARTER ENDED                                        JUNE 30            SEPT. 30             DEC. 31            MARCH 31
- ---------------------------------------------------------------------------------------------------------------------------
Fiscal 1994
Revenues(b)                                      $     2,356           $     372         $     5,532           $     524
Research and Development Costs                         4,085               5,083               4,600               4,342
Total Operating Costs and Expenses(c)                  5,644               6,678               6,973               9,864
Net Loss                                              (2,772)             (5,810)             (1,123)             (9,095)
Loss Per Common Share                                   (.23)               (.49)               (.09)               (.76)
Weighted Average Common Shares Outstanding            11,859              11,874              11,917              11,968
- ---------------------------------------------------------------------------------------------------------------------------

(a) Includes $8.7 million and $6.1 million research milestone payments during the quarters ended September 30, 1994 and December 31, 1994, respectively. The $6.1 million in December 31, 1994 includes a milestone of $3.1 million which was paid to key employees and offset by a like charge in operating costs and expenses. Total operating costs and expenses include a $500,000 charge for severance costs during the quarter ended March 31, 1995.

(b) Includes $2 million license fee and $5 million research milestone payment during the quarters ended June 30, 1993 and December 31, 1993 respectively. (See Note 3.)

(c) Includes $3.7 million charge for legal settlement during the quarter ended March 31, 1994. (See Note 6.)



                                                                          mbi.35

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF MOLECULAR BIOSYSTEMS, INC.:

We have audited the accompanying consolidated balance sheets of MOLECULAR BIOSYSTEMS, INC. (a Delaware corporation) and subsidiary as of March 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Molecular Biosystems, Inc. and subsidiary as of March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

San Diego, California
May 10, 1995


MARKET INFORMATION

The Company's common stock is traded on the New York Stock Exchange under the symbol "MB." As of June 19, 1995, there were approximately 3,300 holders of record of the Company's common stock, representing approximately 9,000 beneficial owners. The Company has not paid dividends on its common stock. The following tables set forth the quarterly high and low last sale price for a share of the Company's common stock for the two fiscal years ended March 31, 1995 and 1994, respectively, as reported by the NYSE.


FISCAL 1995                                   HIGH       LOW
- ------------------------------------------------------------
First Quarter (4/1 to 6/30)                     18    10-7/8
Second Quarter (7/1 to 9/30)                13-7/8     9-5/8
Third Quarter (10/1 to 12/31)               14-1/8     9-1/8
Fourth Quarter (1/1 to 3/31)                11-3/8         7


FISCAL 1994                                   HIGH       LOW
- ------------------------------------------------------------
First Quarter (4/1 to 6/30)                     23    16-5/8
Second Quarter (7/1 to 9/30)                26-1/2    19-1/2
Third Quarter (10/1 to 12/31)               26-3/4        18
Fourth Quarter (1/1 to 3/31)                20-1/2        17


36.mbi