Form 10-K405, Exhibit 13
period 1996-03-31
MOLECULAR BIOSYSTEMS INC
filed 1996-07-01
CIK 719598


SELECTED FINANCIAL DATA


FISCAL YEARS ENDED MARCH 31,                            1992           1993           1994           1995           1996
- ----------------------------                        --------------------------------------------------------------------
(In thousands, except per share data)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Revenues under
    collaborative agreements                       $  9,193      $   3,439       $  5,713      $  15,132       $  2,412
  Product revenues                                        -              -          1,056          1,769            647
  License fees                                            -            250          2,015             40             25
                                                    --------------------------------------------------------------------
  Total revenues                                      9,193          3,689          8,784         16,941          3,084
Operating expenses:
  Research and development costs                      9,330         14,640         18,110         18,743         13,588
  Costs of products sold                                  -              -            580          1,608          1,553
  Selling, general and
    administrative expenses                           2,408          4,863          5,743          5,864          5,862
  Other expense                                           -              -          4,726          3,403          3,110
                                                    --------------------------------------------------------------------
    Total expenses                                   11,738         19,503         29,159         29,618         24,113
Loss from operations                                 (2,545)       (15,814)       (20,375)       (12,677)       (21,029)
Interest expense                                       (460)          (340)          (327)          (694)          (786)
Interest income                                       3,620          3,144          1,902          1,189          1,102
(Provision) credit for income taxes                    (248)         1,197              -              -              -
                                                    --------------------------------------------------------------------
Income (loss) from continuing operations                367        (11,813)       (18,800)       (12,182)       (20,713)
Loss from discontinued operations                      (924)        (2,255)             -              -              -
                                                    --------------------------------------------------------------------
Net loss                                           $   (557)     $ (14,068)      $(18,800)     $ (12,182)      $(20,713)
                                                    --------------------------------------------------------------------
                                                    --------------------------------------------------------------------

Earnings (loss) per common share:
  Continuing operations                            $   .03       $   (1.01)      $  (1.58)     $   (1.02)      $  (1.62)
  Discontinued operations                              (.08)          (.19)             -              -              -
                                                    --------------------------------------------------------------------
  Net loss                                         $   (.05)     $   (1.20)      $  (1.58)     $   (1.02)      $  (1.62)
                                                    --------------------------------------------------------------------
                                                    --------------------------------------------------------------------

Weighted average common
  shares outstanding                                 11,235         11,690         11,905         11,999         12,758


AS OF MARCH 31,                                        1992           1993           1994           1995           1996
- ---------------                                     --------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and
  marketable securities                            $ 67,541      $  51,218       $ 29,500      $  19,718       $ 20,570
Working capital                                      65,094         51,761         28,117         20,927         18,601
Total assets                                         87,034         71,758         56,051         50,639         43,829
Long-term debt                                        4,001          3,965          3,917          8,408          8,610
Total stockholders' equity                           77,153         64,891         48,076         36,424         28,962

    MBI  FINANCIAL REVIEW


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


(REFERENCES TO YEARS ARE TO THE COMPANY'S FISCAL YEARS ENDED MARCH 31.) EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE.


OVERVIEW

The Company is a world leader in the development, manufacture and sale of ultrasound contrast imaging agents. ALBUNEX-Registered Trademark-, the Company's first-generation ultrasound contrast agent, was first approved for sale in Japan in October 1993 and in the United States in August 1994 for the assessment of cardiac function. The Company believes that sales of ALBUNEX have been below the Company's original expectations due primarily to the short length of time that ALBUNEX microspheres remain intact in the bloodstream and the lack of clinical data to support the Company's belief that the use of ALBUNEX can reduce healthcare costs through the avoidance of more expensive diagnostic procedures. Mallinckrodt, the Company's principal marketing partner, has begun a post-approval clinical study in 1996 designed to demonstrate the cost-effectiveness of ALBUNEX for stress echocardiograms and has completed Phase 3 clinical trials for a second indication for ALBUNEX, the assessment of fallopian tube patency, in order to broaden the potential uses of the product.

While ALBUNEX represents a major breakthrough in ultrasound imaging because it improves visualization of the left side of the heart, the potential markets for ALBUNEX are limited because of the short duration of ALBUNEX in the bloodstream. This short duration prevents the use of ALBUNEX for the assessment of myocardial perfusion (blood flow in the heart muscle). The Company believes that myocardial perfusion has a significantly greater market potential than cardiac function, and accordingly, the Company is focusing its product development activities on FS069, the Company's second-generation ultrasound contrast agent which remains intact in the bloodstream for a much longer period of time. Clinical studies to date suggest that FS069 may be effective for the assessment of both cardiac function and myocardial perfusion.

The Company does not foresee ALBUNEX sales alone as resulting in profitable operations for the Company. Operating losses may occur for at least the next several years due to continued requirements for research and development including preclinical testing and clinical trials, regulatory activities and the costs of commercializing new products. The magnitude of the losses and the time required by the Company to achieve profitability are highly dependent on the market acceptance of ALBUNEX and the regulatory approval and market acceptance of FS069 and are therefore uncertain. There can be no assurance that the Company will be able to achieve profitability on a sustained basis or at all. Results of operations may vary significantly from quarter to quarter depending on, among other things, the progress, if any, of the Company's research and development efforts, the timing of milestone payments, the timing of certain expenses and the establishment of collaborative research agreements.


REVENUE RECOGNITION

Historically the Company has earned revenues from three sources: revenues under collaborative agreements, product revenues and license fee revenues. See Note 1 of Notes to the Consolidated Financial Statements.

REVENUES UNDER COLLABORATIVE AGREEMENTS Revenues under collaborative agreements have been the primary source of revenues for the Company in the past. They consist of three types of revenues: (i) milestone payments which are earned on the achievement of certain product development and territorial milestones; (ii) payments received from Mallinckrodt under the Company's amended agreement to support clinical trials, regulatory submissions and product development; and
(iii) a bonus paid by Mallinckrodt equivalent to Mallinckrodt's first year product sales of ALBUNEX at its sales price to end users of the product.

PRODUCT REVENUES Product revenues are based upon MBI's sales to Mallinckrodt and Shionogi and are recognized upon shipment of the product. The transfer prices for MBI's sales of ALBUNEX-Registered Trademark- to Mallinckrodt and Shionogi are determined under the respective agreements and are equal to 40% of Mallinckrodt's net sales price to its end users of the product and 30% of Shionogi's net sales price to its end users.

LICENSE FEES License fees are recognized at the time of receipt and are generally received in connection with the grant of product development, marketing and/or distribution rights to one of the Company's technologies.


RESULTS OF OPERATIONS

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995 Revenues under collaborative agreements were $2.4 million for the fiscal year ended March 31, 1996, compared to $15.1 million for the fiscal year ended March 31, 1995. This decrease was due primarily to non-recurring milestones earned in fiscal year 1995 associated with receiving approval to market ALBUNEX in the United States and the release of ALBUNEX to Mallinckrodt's sales force. For fiscal year 1996, $2.0 million of the revenues under collaborative agreements was attributable to the receipt of the first two quarterly payments from Mallinckrodt to support clinical trials, related regulatory submissions and associated product development (discussed above under "Revenues Under Collaborative Agreements" and below under "Liquidity and Capital Resources"). The remaining $412,000 for fiscal year 1996 was the first year's sales bonus which Mallinckrodt agreed to pay to MBI (discussed above under "Revenues Under Collaborative Agreements").

Product revenues were $647,000 for fiscal year 1996, compared to $1.8 million for the prior year. The majority of this decrease was due to greater product shipments in the prior year as a result of receiving the initial approval to market ALBUNEX in the United States and the initial release of the product to Mallinckrodt's sales force.

License fees were $25,000 in fiscal year 1996, compared to $40,000 in fiscal year 1995. These fees were the result of a non-exclusive license entered into in fiscal year 1993 granting rights for certain of the Company's patents which it is no longer exploiting. The Company received an initial license fee of $250,000 in fiscal year 1993 and continues to receive an annual license maintenance fee.

Cost of products sold totaled $1.6 million for fiscal year 1996, resulting in a negative gross profit margin. This was due to the fact that the current low levels of production were insufficient to cover the Company's fixed manufacturing overhead expenses. For fiscal year 1995, cost of products sold totaled $1.6 million, resulting in a gross profit margin of 9.1%. Prior to the approval of ALBUNEX by the FDA, certain expenses associated with the manufacturing of the product had been recorded as research and development costs. The Company anticipates an increase in its gross profit margins at such time as ALBUNEX sales volume increases and thus the fixed costs included in manufacturing overhead will be allocated over a larger number of vials produced. The amount of any increase and the time required by the Company to achieve higher margins are highly dependent on the market acceptance of ALBUNEX and are therefore uncertain.

The Company's research and development costs totaled $13.6 million for the year ended March 31, 1996, as compared to $18.7 million for the year ended March 31, 1995. This decrease of 27% in the current year is due in large part to the decision the Company made in February 1995 to focus its research and development efforts primarily on its ultrasound contrast agents and to reduce its staffing by 25% or 47 employees. This decision was made to reduce the Company's cash burn rate and additionally focus the Company on those markets where it felt it would earn the greatest return on its invested capital. As a result, the Company discontinued research on non-ultrasound products and terminated those employees who worked on these projects along with corresponding reductions in administrative staffing.

Selling, general and administrative expenses totaled $5.9 million in fiscal year 1996 and were substantially unchanged from the prior fiscal year.

During fiscal year 1996, the Company's other expenses totaled $3.1 million as compared to $3.4 million for the prior year. In the current year, the Company recorded the following charges: $1.4 million related to legal settlements and related costs; $1.0 million related to the write-off of license fees related to technologies no longer being developed; and $667,000 due to the write-down of real estate which was sold in March 1996. The legal settlement and related costs were the result of the Bracco arbitration. See Note 6 of Notes to the Consolidated Financial Statements. In November 1995, the Company entered into a contract for the sale of the two buildings and underlying land that the Company purchased in December 1993. In anticipation of the sale, the Company wrote-down the carrying value of the buildings by $667,000 to the net amount that it then expected to receive from the sale. The sale of the buildings was completed in March 1996 for $6.5 million after deducting costs related to the sale. During fiscal year 1995, the Company received a bonus from Mallinckrodt of approximately

MBI  FINANCIAL REVIEW


$3.0 million related to the approval of ALBUNEX-Registered Trademark- for marketing in the United States. Under the terms of the distribution agreement with Mallinckrodt, this bonus was awarded to MBI's employees. As a result, the Company recorded a charge of approximately $3.0 million, included under other expenses. Of this amount, approximately $1.7 million was paid in cash, and the balance represented forgiveness of indebtedness.

Interest expense for fiscal years 1996 and 1995 amounted to $786,000 and $694,000, respectively, and consisted primarily of mortgage interest on the Company's manufacturing building. Interest expense increased $92,000 during the current year due to a loan that the Company obtained in May 1994 to finance the purchase of two unimproved buildings and underlying land in December 1993. In March 1996, the loan was restructured into a new note payable in the amount of $6.0 million which bears interest at prime plus 1% and is payable in monthly installments of principal plus interest over five years. The interest rate on the note was 9.25% in March 1996.

Interest income for fiscal years 1996 and 1995 was $1.1 million and $1.2 million, respectively. The decrease in interest income in the current year is due to lower average cash and marketable securities balances.

No tax benefit has been recognized for fiscal years 1996 or 1995 as the Company had fully utilized its operating loss carryback ability in fiscal year 1993. As of March 31, 1996, the Company had federal and state operating loss carryforwards of approximately $71.1 million and $34.6 million, respectively, and realization of future tax benefits from utilization of net operating loss carryforwards is uncertain.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994 Revenues under collaborative agreements were $15.1 million during the fiscal year ended March 31, 1995 as compared to $5.7 million for the fiscal year ended March 31, 1994. Revenues in both years were the result of milestone payments primarily due to the marketing approval of ALBUNEX in the United States in fiscal year 1995 and in Japan in fiscal year 1994. Of the fiscal 1995 total, $11.8 million were milestone payments which resulted from the marketing approval of ALBUNEX in the United States in July 1994 and approximately $3.0 million resulted from the first commercial shipment of ALBUNEX in the United States in October 1994. The remaining $345,000 was the first year's sales bonus which Mallinckrodt agreed to pay to MBI (discussed above under "Revenues Under Collaborative Agreements"). Of the milestones received for the marketing approval of ALBUNEX, approximately $3.0 million was awarded to company employees as provided in the Company's distribution agreement with Mallinckrodt. Included in fiscal year 1995 are both the income and the offsetting expense associated with the receipt from Mallinckrodt and the subsequent award to employees of these bonuses. The expense related to this distribution is included under other expenses. For fiscal year 1994, the revenues under collaborative agreements were all earned under the Shionogi agreement and consisted primarily of milestone payments ($5.0 million) associated with receiving approval to market ALBUNEX in Japan in October 1993.

Product revenues were $1.8 million for fiscal year 1995, compared to $1.1 million in the prior year. Product revenues in fiscal year 1995 include $1.1 million earned from Mallinckrodt since the first commercial shipment of ALBUNEX in the United States in October 1994. The remainder of product revenues in fiscal years 1994 and 1995 consist of sales to Shionogi.

License fees were $40,000 for fiscal year 1995, compared to approximately $2.0 million in fiscal year 1994. License fee revenues in fiscal year 1994 include $2.0 million earned in connection with a license agreement granting exclusive marketing and distribution rights for the Company's oral ultrasound agent in Europe. See Note 6 of Notes to the Consolidated Financial Statements. The fees in fiscal year 1995 were royalties related to a non-exclusive license entered into in fiscal year 1993 granting rights for certain of the Company's patents which it is no longer exploiting.

In fiscal years 1995 and 1994 cost of products sold totaled $1.6 million and $580,000, resulting in gross profit margins of 10% and 45%, respectively. The decrease in gross profit margin percentage is due to the higher proportion of United States sales in 1995 which are currently at a negative margin due to the high amount of fixed overhead and low amount of production volume. Additionally, the gross profit margin for ALBUNEX sales in Japan is higher due to the higher Japanese sales price per unit volume.


                                          2
                                          -
                                          4

Research and development costs in fiscal year 1995 remained substantially unchanged from fiscal year 1994. Increases in preclinical trials expenses and the amortization of license fees paid by the Company were offset by a decrease in compensation. Increased preclinical trials costs resulted primarily from studies done for FS069. License fee amortization, which is calculated by using the ratio of current contract revenues earned to total expected contract revenues related to the licensed products, increased as a result of increased ALBUNEX-Registered Trademark- development milestones during the year.

Selling, general and administrative expenses in fiscal year 1995 amounted to $5.9 million and was substantially unchanged from the fiscal year 1994 total of $5.7 million.

During fiscal year 1995, the Company received a bonus from Mallinckrodt of approximately $3.0 million related to the approval of ALBUNEX for marketing in the United States. Under the terms of the distribution agreement with Mallinckrodt, this bonus was awarded to MBI's employees. As a result, the Company recorded a charge of approximately $3.0 million, included under other expenses. Of this amount, approximately $1.7 million was paid in cash, and the balance represented forgiveness of indebtedness. Additionally, in fiscal year 1994, the Company agreed without admitting liability to the settlement of a class action complaint against the Company. The Company agreed to pay $3.0 million in cash (of which the Company's directors and officers liability insurer contributed $800,000), and shares of the Company's Common Stock worth $1.5 million (172,414 shares valued at the time of distribution, March 31, 1995) into a settlement fund. The expense related to this settlement and its related costs is included under other expenses in fiscal year 1994.

Interest expense for fiscal years 1995 and 1994 amounted to $694,000 and $327,000, respectively. Interest expense increased in fiscal year 1995 owing to a note payable which the Company entered into in May 1994 to finance the purchase of two unimproved buildings and underlying land in December 1993. The remainder of the interest in both years consists of mortgage interest on the Company's manufacturing building.

The decrease in interest income, from $1.9 million in fiscal year 1994 to $1.2 million in fiscal year 1995 was due to lower average cash and marketable securities balances as well as lower interest rates.

No tax benefit has been recognized in fiscal years 1995 or 1994 as the Company had fully utilized its operating loss carryback ability in fiscal year 1993. As of March 31, 1995, the Company had federal and state operating loss carryforwards of approximately $53.3 million and $25.4 million, respectively, and realization of future tax benefits from utilization of net operating loss carryforwards is uncertain.


LIQUIDITY AND CAPITAL RESOURCES

Subsequent to the Company's fiscal year end, on May 30, 1996, the Company completed a follow-on public offering of 4.1 million shares of Common Stock at $9.00 per share. Net proceeds from this offering (after deducting underwriting discounts and commissions, but before estimated offering expenses) amounted to approximately $34.6 million. The Company's net working capital at March 31, 1996, adjusted to reflect the receipt of these proceeds, would have been $53.2 million including cash, cash equivalents and marketable securities of $55.2 million.

On September 7, 1995, the Company entered into an amended and restated distribution agreement and a related investment agreement with Mallinckrodt which will provide the Company with between $33.0 million and $47.5 million. Under the terms of the agreement, Mallinckrodt is obligated to make payments to the Company totaling $20.0 million over four years to support clinical trials, related regulatory submissions and associated product development of the licensed products, which include, but are not limited to, ALBUNEX and FS069. These payments will be made in 16 quarterly installments of $1.0 million for the first four quarters, $1.25 million for the following eight quarters and $1.5 million for the final four quarters. The payments may be accelerated in the event that the Company's cumulative outlays for clinical trials are in excess of the amounts received at any point in time. However, the quarterly payments may not be postponed. The first three quarterly payments have been received by the Company.

The amended distribution agreement also provides for potential payments to the Company of up to $14.5 million upon the satisfaction of certain territorial and product development milestones. There can be no assurance, however, that all or any of these milestones will be met.


                                          2
                                          -
                                          5

MBI  FINANCIAL REVIEW

In connection with the amended distribution agreement, the Company also entered into an investment agreement on September 7, 1995, whereby Mallinckrodt made an equity investment in the Company by purchasing 1,118,761 unregistered shares of Common Stock for $13.0 million. The price paid by Mallinckrodt, $11.62 per share before related costs, represented a 40% premium over the then-prevailing market price.

Capital expenditures for facilities, laboratory equipment, furniture and fixtures were $2.4 million, $2.5 million and $8.2 million for fiscal years 1996, 1995 and 1994, respectively. The fiscal year 1994 expenditures consisted primarily of the purchase of two unimproved buildings and the underlying land for $7.1 million. The fiscal years 1996 and 1995 expenditures consisted primarily of building improvements and equipment for aseptic manufacturing facilities being constructed for the manufacture of ALBUNEX-Registered Trademark- and other products. The Company sold the two unimproved buildings purchased in December 1993. The sale of the buildings was completed in March 1996 for approximately $6.5 million after deducting costs related to the sale. Approximately $4.6 million of the proceeds from the sale was used to pay a note payable, which was subsequently replaced with a $6.0 million note discussed below, and the remainder was added into the Company's working capital.

In March 1996, the Company entered into a note payable with a bank for $6.0 million. The loan bears interest at a variable rate based upon the bank's prime rate plus one percent and is payable in monthly installments of $100,000 plus accrued interest through March 2001. The loan contains covenants relating to cash flow coverage, minimum cash balances and requires a compensating balance of $3.0 million. The loan is secured by the tangible assets of the Company.

The Company is currently engaged in a dispute with Shionogi. In April 1996, the Company and Shionogi filed cross-demands for arbitration of their respective claims against each other. The Company is seeking in excess of $45 million in compensatory and consequential damages plus punitive damages for Shionogi's breach of the MBI-Shionogi license and cooperative development agreement. Shionogi is seeking in excess of $37 million plus punitive damages on its claim that MBI has breached the agreement. The Company's dispute with Shionogi may have the effect of interrupting or suspending sales of ALBUNEX in Japan (approximately $264,000 in revenue to the Company for fiscal year
1996), of further delaying the marketing of ALBUNEX in South Korea and Taiwan, and of further delaying the development of FS069 throughout Shionogi's territory, and carries with it the risk of monetary damages being awarded against the Company. See Note 6 of Notes to the Consolidated Financial Statements.

The Company currently leases one of its operating facilities in San Diego. The lease requires aggregate payments of approximately $3.9 million through fiscal year 2003.

At March 31, 1996, the Company had net working capital of $18.6 million compared to $20.9 million at March 31, 1995. Cash, cash equivalents and marketable securities were $20.6 million at March 31, 1996 compared to $19.7 million at March 31, 1995. For the next several years, the Company expects to incur substantial additional expenditures associated with product development. The Company anticipates that its existing resources, including the proceeds of the offering noted above and interest thereon, plus payments under its existing collaborative agreements, will enable the Company to fund its operations for at least the next 24 months. The Company continually reviews its product development activities in an effort to allocate its resources to those products that the Company believes have the greatest commercial potential. Factors considered by the Company in determining the products to pursue may include but are not limited to the projected markets, potential for regulatory approval, technical feasibility and estimated costs to bring the product to the market. Based upon these factors, the Company may from time to time reallocate its resources among its product development activities. The Company may pursue a number of options to raise additional funds, including borrowings; lease arrangements; collaborative research and development arrangements with pharmaceutical companies; the licensing of product rights to third parties; or additional public and private financing, as capital requirements change as a result of strategic, competitive, technological and regulatory factors. There can be no assurance that funds from these sources will be available on favorable terms, if at all.

The Company believes that inflation and changing prices have not had a material effect on operations for fiscal years 1996, 1995 and 1994 and that the impact of government regulation on the Company is not materially different from the impact on other similar enterprises.


                                          2
                                          -
                                          6

CONSOLIDATED BALANCE SHEETS


MARCH 31,                                                   1995          1996
- --------                                                --------      --------
(Dollars in thousands)


ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                             $  3,882      $ 12,542
  Marketable securities, available-for-sale (Note 2)      15,836         8,028
  Accounts and notes receivable                            5,180           260
  License rights (Note 3)                                      -         3,000
  Inventories                                              1,394           622
  Prepaid expenses and other assets                          442           406
                                                        --------      --------
    Total current assets                                  26,734        24,858
                                                        --------      --------

PROPERTY AND EQUIPMENT, AT COST:
  Building and improvements                               18,125        14,158
  Equipment, furniture and fixtures                        5,216         3,943
  Construction in progress                                 2,253           941
                                                        --------      --------
                                                          25,594        19,042
  Less: Accumulated depreciation and amortization          5,947         5,322
                                                        --------      --------
    Total property and equipment                          19,647        13,720
                                                        --------      --------

OTHER ASSETS:
  Patents and license rights, net of amortization
    $1,224 and $917, respectively (Notes 6 and 8)          1,724           297
  Certificate of deposit, pledged (Note 5)                     -         3,000
  Other assets, net                                        2,534         1,954
                                                        --------      --------
    Total other assets                                     4,258         5,251
                                                        --------      --------
                                                        $ 50,639      $ 43,829
                                                        --------      --------
                                                        --------      --------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                     $    307      $  1,262
  Accounts payable and accrued liabilities
    (Notes 1 and 6)                                        5,089         3,964
  Compensation accruals                                      411         1,031
                                                        --------      --------
    Total current liabilities                              5,807         6,257
                                                        --------      --------

Long-term debt, net of current portion (Note 5)            8,408         8,610
                                                        --------      --------
Commitments and contingencies (Note 6)

STOCKHOLDERS' EQUITY (Note 7):
  Common Stock, $.01 par value,
    20,000,000 shares authorized, 11,999,561 and
    13,296,186 shares issued and outstanding,
    respectively                                             120           133
  Additional paid-in capital                              78,422        91,468
  Accumulated deficit                                    (41,472)      (62,185)
  Unrealized loss on available-for-sale securities          (118)           (6)
  Less notes receivable from sale of Common Stock           (469)         (281)
  Less 3,970 and 18,970 shares of treasury stock,
    at cost, respectively                                    (59)         (167)
                                                        --------      --------
    Total stockholders' equity                            36,424        28,962
                                                        --------      --------
                                                        $ 50,639      $ 43,829
                                                        --------      --------
                                                        --------      --------


The accompanying notes are an integral part of these consolidated balance sheets.


                                          2
                                          -
                                          7

MBI  FINANCIAL REVIEW

CONSOLIDATED STATEMENTS OF OPERATIONS


FISCAL YEARS ENDED MARCH 31,                        1994       1995       1996
- ----------------------------                      -------- --------   --------
(Dollars in thousands, except per share amounts)


REVENUES (Note 3):
  Revenues under collaborative agreements       $  5,713   $ 15,132   $  2,412
  Product revenues                                 1,056      1,769        647
  License fees                                     2,015         40         25
                                                --------   --------   --------
                                                   8,784     16,941      3,084
                                                --------   --------   --------

OPERATING EXPENSES:
  Research and development costs (Note 3)         18,110     18,743     13,588
  Costs of products sold                             580      1,608      1,553
  Selling, general and administrative expenses     5,743      5,864      5,862
  Other expenses (Note 8)                          4,726      3,403      3,110
                                                --------   --------   --------
                                                  29,159     29,618     24,113
                                                --------   --------   --------

  Loss from operations                           (20,375)   (12,677)   (21,029)
Interest expense                                    (327)      (694)      (786)
Interest income                                    1,902      1,189      1,102
                                                --------   --------   --------
Net loss                                        $(18,800)  $(12,182)  $(20,713)
                                                --------   --------   --------
                                                --------   --------   --------

Loss per common share                           $  (1.58)  $  (1.02)  $  (1.62)
                                                --------   --------   --------
                                                --------   --------   --------

Weighted average common shares outstanding        11,905     11,999     12,758
                                                --------   --------   --------
                                                --------   --------   --------

The accompanying notes are an integral part of these consolidated statements.


                                          2
                                          -
                                          8

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                 Unrealized        Notes
                                                                                 Gain (Loss)  Receivable
                                          Common Stock  Additional             on Available    from Sale
                                    ------------------     Paid-in   Retained      for-sale    of Common   Treasury
YEARS ENDED MARCH 31,                  Shares  Amount      Capital    Deficit    Securities        Stock      Stock      Total
- ---------------------              ----------   -----   ----------   --------   -----------   ----------   --------   --------
(Dollars in thousands)

BALANCE AT MARCH 31, 1993          11,850,986   $ 119   $   76,015   $(10,490)  $         -   $     (694)  $    (59)  $ 64,891
  Exercise of stock options           138,375       1        2,244          -             -         (260)         -      1,985
  Net loss                                  -       -            -    (18,800)            -            -          -    (18,800)
                                   ----------   -----   ----------   --------   -----------   ----------   --------   --------
BALANCE AT MARCH 31, 1994          11,989,361     120       78,259    (29,290)            -         (954)       (59)    48,076
  Exercise of stock options            10,200       -          163          -             -           20          -        183
  Unrealized loss on
    available-for-sale securities           -       -            -          -          (118)           -          -       (118)
  Forgiveness of notes
    receivable (Note 7)                     -       -            -          -             -          465          -        465
  Net loss                                  -       -            -    (12,182)            -            -          -    (12,182)
                                   ----------   -----   ----------   --------   -----------   ----------   --------   --------
BALANCE AT MARCH 31, 1995          11,999,561     120       78,422    (41,472)         (118)        (469)       (59)    36,424
  Unrealized gain on
    available-for-sale securities           -       -            -          -           112            -          -        112
  Purchase of treasury stock (Note 7)       -       -          (79)         -             -          188       (108)         1
  Issuance of shares in
    settlement of stockholder
    suit (Note 6)                     172,414       2        1,498          -             -            -          -      1,500
  Proceeds from sale of
    Common Stock (Note 3)           1,118,761      11       11,591          -             -            -          -     11,602
  Exercise of stock options             5,450       -           36          -             -            -          -         36
  Net loss                                  -       -            -    (20,713)            -            -          -    (20,713)
                                   ----------   -----   ----------   --------   -----------   ----------   --------   --------
BALANCE AT MARCH 31, 1996          13,296,186   $ 133   $   91,468   $(62,185)  $        (6)  $     (281)  $   (167)  $ 28,962
                                   ----------   -----   ----------   --------   -----------   ----------   --------   --------
                                   ----------   -----   ----------   --------   -----------   ----------   --------   --------

The accompanying notes are an integral part of these consolidated statements.


                                          2
                                          -
                                          9

MBI  FINANCIAL REVIEW


CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEARS ENDED MARCH 31,                        1994       1995       1996
- ----------------------------                    --------   --------   --------
(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                      $(18,800)  $(12,182)  $(20,713)
  Adjustments to reconcile net loss to net
      cash used in operating activities:
    Depreciation and amortization                  2,195      3,022      2,217
    Loss on disposals of property and equipment       18         35        680
    Write-off of license fees related to
      discontinued products                            -          -      1,025
    Forgiveness of note receivable from sale of
      Common Stock                                     -      1,319         56
    Changes in operating assets and liabilities:
      Receivables                                    543     (4,889)     4,863
      Inventories                                   (445)      (225)       773
      Prepaid expenses and other assets              272        (81)        36
      Accounts payable and accrued liabilities     1,797      1,670     (1,626)
      Compensation accruals                          469       (175)       620
      Deferred contract revenue                     (713)         -          -
                                                --------   --------   --------
        Cash used in operating activities        (14,664)   (11,506)   (12,069)
                                                --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment             (8,208)    (2,528)    (2,397)
  Proceeds from sale of property and equipment         -          -      6,484
  Additions to patents and license rights           (786)      (634)    (1,045)
  (Increase) decrease in other assets                  -         75        (28)
  Decrease in marketable securities               20,511     11,989      4,920
                                                --------   --------   --------
        Cash provided by investing activities     11,517      8,902      7,934
                                                --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of Common Stock       1,985        183     11,638
  Long-term debt proceeds                              -      5,000      1,438
  Principal payments on long-term debt               (45)      (254)      (281)
                                                --------   --------   --------
         Cash provided by financing activities     1,940      4,929     12,795
                                                --------   --------   --------

Increase (decrease) in cash and cash equivalents  (1,207)     2,325      8,660

Cash and cash equivalents, beginning of year       2,764      1,557      3,882
                                                --------   --------   --------

Cash and cash equivalents, end of year          $  1,557   $  3,882   $ 12,542
                                                --------   --------   --------
                                                --------   --------   --------

SUPPLEMENTAL CASH FLOW DISCLOSURES:

  Income tax refund received                    $    473   $      -   $      -
                                                --------   --------   --------
                                                --------   --------   --------

  Interest income received                      $  2,623   $  1,433   $  1,141
                                                --------   --------   --------
                                                --------   --------   --------

  Interest paid                                 $    321   $    688   $    780
                                                --------   --------   --------
                                                --------   --------   --------

The accompanying notes are an integral part of these consolidated statements.


                                       3
                                      ---
                                       0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS Molecular Biosystems, Inc. ("MBI" or the "Company") discovers, develops and manufactures proprietary diagnostic ultrasound imaging agents. The Company's continuing operations have been unprofitable since 1992. The Company does not foresee product revenues from sales of ALBUNEX , the Company's first product and the first ultrasound imaging agent available in the United States, as resulting in profitable operations for the Company. Operating losses may occur for at least the next several years due to continued requirements for research and development, including preclinical testing and clinical trials, regulatory activities and the high costs of commercialization activities. The magnitude of the losses and the time required by the Company to achieve profitability are highly dependent on the market acceptance of ALBUNEX and the regulatory approval and market acceptance of FS069, the Company's second generation agent and are therefore uncertain. There is no assurance that the Company will be able to achieve profitability on a sustained basis or at all.

PRINCIPLES OF CONSOLIDATION The Consolidated Financial Statements include the accounts of Molecular Biosystems, Inc. and its wholly owned subsidiaries, Syngene, Inc. and Scan Pharmaceuticals, Inc. Syngene Inc. and Scan Pharmaceuticals, Inc. are currently inactive corporations. All significant intercompany accounts and transactions have been eliminated.

Certain amounts in the prior years' financial statements and notes have been reclassified to conform with the current year presentation.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

RESEARCH AND DEVELOPMENT COSTS All research and development costs and related special purpose equipment costs are charged to expense as incurred.

REVENUES UNDER COLLABORATIVE AGREEMENTS Revenues under collaborative agreements, which have been the primary source of revenues for the Company, consist of three types of revenues. The first type, milestone payments, is earned in connection with research activities performed under the terms of research and development license agreements. Revenue is recognized on the achievement of certain milestones, some of which relate to obtaining regulatory approvals. Accordingly, the estimated dates of the milestone achievements are subject to revision based on periodic evaluations by the Company and its partners of the attainment of specified milestones, including the status of the regulatory approval process. Advance payments received in excess of amounts earned are classified as deferred contract revenues and the resulting revenues are recognized based on work performed at a predetermined rate or level of expense reimbursement.

Additionally, under the original Mallinckrodt agreement (see note 3), Mallinckrodt agreed to pay a bonus to MBI equivalent to Mallinckrodt's first year product sales of ALBUNEX at its sales price to end users of the product. This is the second type of revenues included under the caption "Revenues Under Collaborative Agreements." MBI recorded this bonus each quarter based upon Mallinckrodt's sales to its customers. Finally, under the terms of the amended distribution agreement entered into in September 1995, Mallinckrodt will pay the Company $20.0 million over four years to further the development of FS069 (the Company's second-generation product) and related products. These payments will be made in 16 quarterly installments starting at $1.0 million for the first four quarters, $1.25 million for the following eight quarters and $1.5 million for the final four quarters. Pursuant to the agreement, half of each payment is designated for clinical development expenses and will be recorded as deferred revenue until such expenses are incurred, and the remaining half of each payment will be recognized as research revenue when received.

REVENUE RECOGNITION FOR PRODUCT SOLD The Company recognizes revenue when goods are shipped to the customers.

REVENUE RECOGNITION FOR LICENSE FEES The Company recognizes revenue when license fees are received, provided the Company has no future obligations.


                                          3
                                         ---
                                          1

MBI  FINANCIAL REVIEW


INCOME TAXES The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach that requires the recognition of deferred assets and liabilities for the expected future tax consequences of events that have been recognized differently in the Company's financial statements or tax returns.

CASH EQUIVALENTS Cash equivalents include marketable securities with original maturities of three months or less when acquired. The Company has not realized any losses on its cash equivalents.

MARKETABLE SECURITIES In April 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's management has classified its investment securities as available-for-sale and records holding gains or losses as a separate component of stockholders' equity. The cumulative effect of the change was not material to the Company's financial statements.

CONCENTRATION OF CREDIT RISK The Company invests its excess cash in debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

At March 31, 1995 substantially all of the Company's receivables were from Mallinckrodt Medical, Inc., the Company's exclusive ALBUNEX-Registered trademark- distributor in the United States.

INVENTORIES Inventories are stated at lower of cost (first-in, first-out) or market, and consist of the following major classes (in thousands):

MARCH 31                                               1995        1996
- --------                                          ----------   ---------

Raw materials and supplies                        $    1,215   $     558
Work in process                                          133           3
Finished goods                                            46          61
                                                  ----------   ---------
                                                  $    1,394   $     622
                                                  ----------   ---------
                                                  ----------   ---------

Work in process and finished goods include the cost of materials, direct labor and manufacturing overhead.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives of five years for equipment, 31 years for buildings and improvements and the term of the lease for leasehold improvements.

PATENTS AND LICENSE RIGHTS AND OTHER ASSETS Patents and license rights are amortized on the straight-line method over their estimated useful lives of five to ten years.

In June 1989, the Company prepaid $2.0 million in royalties on the first $66.6 million of sales of ALBUNEX and FS069 in the United States. Included in other assets at March 31, 1995 and 1996 is approximately $1.9 million which is the portion of this prepayment which has not yet been expensed. Additionally, other assets at March 31, 1995 and 1996 include $4.5 million (less amortization of $3.9 million and $4.5 million at March 31, 1995 and 1996, respectively) paid in connection with the Company's license for the right to make, have made, use and sell ALBUNEX and other products using the licensed patents. Amortization was calculated generally by using the ratio of current contract revenues earned to total expected contract revenues related to the licensed products. These license rights were fully amortized as of March 31, 1996.

The Company periodically reevaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of these assets. The determinants used for this evaluation include management's estimate of the asset's ability to generate positive income and cash flow as well as the strategic significance of the respective assets.


                                          3
                                         ---
                                          2

Accounts Payable and Accrued Liabilities Accounts payable and accrued liabilities consist of the following major classes (in thousands):

MARCH 31                                                  1995        1996
- --------                                            ----------   ---------
Reserve for class action settlement stock (Note 6)  $    1,500   $       -
Reserve for litigation (Note 6)                          1,000         500
License rights payable and related fees (Note 3)                     2,300
Accounts payable - trade                                 1,390       1,028
Other miscellaneous accruals                             1,199         136
                                                    ----------   ---------
                                                    $    5,089   $   3,964
                                                    ----------   ---------
                                                    ----------   ---------


LOSS PER SHARE Loss per common share has been computed by dividing the loss by the weighted average number of common shares outstanding during the years. Warrants and options do not impact the per share loss since they would be antidilutive.

RECENT ACCOUNTING PRONOUNCEMENTS The Financial Accounting Standards Board ("FASB") has issued SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used for long-lived assets and certain identifiable intangibles to be disposed of. The FASB has also issued SFAS 123 "Accounting for Stock-Based Compensation." This Statement provides companies the option to account for employee stock compensation awards based on their estimated fair value at the date of grant, resulting in a charge to income in the period the awards are granted, or to present pro forma footnote disclosure describing the effect to the Company's net income and net income per share data as if the Company had adopted SFAS 123. SFAS 121 and SFAS 123 are effective for companies with fiscal years beginning after December 15, 1995. The Company intends to adopt SFAS 121 and SFAS 123 in fiscal 1997. The Company has not yet determined what impact, if any, the adoption of SFAS 121 or SFAS 123 will have on the Company's financial statements or related disclosures thereto.

NOTE 2. MARKETABLE SECURITIES

Investments are recorded at estimated fair market value, and consist primarily of treasury securities, government agency securities and corporate obligations. The Company has classified all of its investments as available-for-sale securities. The following table summarizes available-for-sale securities at March 31, 1995 (in thousands):

                                Cost Net of
                                  Premiums/       Gross       Gross   Estimated
                                  Discounts  Unrealized  Unrealized        Fair
                                  Amortized       Gains      Losses       Value
                                -----------  ----------  ----------   ---------

U.S. treasury securities and
  obligations of U.S. government
  agencies                      $     6,856  $        -  $      (85)  $   6,771
Corporate obligations                 9,098           1         (34)      9,065
                                -----------  ----------  ----------   ---------
Marketable securities
  available-for-sale            $    15,954  $        1  $      119   $  15,836
                                -----------  ----------  ----------   ---------
                                -----------  ----------  ----------   ---------

The gross realized gains and losses on sales of available-for-sale securities totaled $24,000 and $205,000, respectively, for the year ended March 31, 1995. The proceeds on these sales totaled $3.1 million.
The following table summarizes available-for-sale securities at March 31, 1996 (in thousands):

                                Cost Net of
                                  Premiums/       Gross       Gross   Estimated
                                  Discounts  Unrealized  Unrealized        Fair
                                  Amortized       Gains      Losses       Value
                                -----------  ----------  ----------   ---------

U.S. treasury securities and
  obligations of U.S. government
  agencies                      $     3,289  $        -  $       (8)  $   3,281
Corporate obligations                 4,745           2           -       4,747
                                -----------  ----------  ----------   ---------
Marketable securities
  available-for-sale            $     8,034  $        2  $       (8)  $   8,028
                                -----------  ----------  ----------   ---------
                                -----------  ----------  ----------   ---------

The gross realized losses on sales of available-for-sale securities totaled $36,000 for the year ended March 31, 1996. The proceeds on these sales totaled $5.2 million.


                                          3
                                         ---
                                          3

MBI  FINANCIAL REVIEW


The amortized cost and estimated fair value of debt and marketable securities at March 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                              Cost Less
                                              Premiums/   Estimated
                                              Discounts        Fair
                                              Amortized       Value
                                             ----------  ----------
Due in one year or less                      $    7,732  $    7,734
Due after one year through three years                -           -
Due after three years                               302         294
                                             ----------  ----------
                                             $    8,034  $    8,028
                                             ----------  ----------
                                             ----------  ----------

As of March 31, 1996 a $3 million certificate of deposit was held as a compensating balance under the Company's debt agreement (see note 5).


Note 3. Significant Research Contracts

The Company conducts all of its research and development activities on its own behalf. Under the terms of its collaborative research agreements, the Company retains all ownership rights to its proprietary technologies, subject to licensing arrangements made with its licensees.

In December 1987, December 1988 and March 1989, the Company entered into respective agreements (the Original Agreements) with Nycomed A.S. (Nycomed), a Norwegian corporation, Mallinckrodt Medical, Inc. (Mallinckrodt), of St. Louis, Missouri and Shionogi & Co., Ltd. (Shionogi), a Japanese corporation, under which the Company granted exclusive licenses, restricted to certain geographic areas, to test, evaluate, develop and sell products covered by specified patents of the Company relating directly to the design, manufacture or use of microspheres for ultrasound imaging in vascular applications. The Company also granted rights to sublicense, use, make and sell the licensed products under specified royalty arrangements.

Under the terms of the Original Agreements, as amended, the Company earned and received license fees of $6.5 million. The Original Agreements also provided for total payments to the Company aggregating up to $66.5 million, to continue product development, clinical trials, preproduction and premarketing activities relating to the Company's ultrasound imaging contrast agents for vascular applications. These amounts were received in installments based on the achievement of certain milestones by the Company. As of March 31, 1995, the Company had earned revenues under the above agreements in the amount of $58.5 million of which $3.5 million had not been paid as of March 31, 1995 and is included in accounts receivable as of that date. These amounts were received in the first quarter of fiscal 1996. The Company does not anticipate earning the remaining $8 million in milestones, all of which relate to the Shionogi agreement (see note 6). Under the Mallinckrodt agreement, the Company was entitled to receive additional payments in an amount equivalent to first year product sales, up to a maximum of $30.0 million. The Company earned $345,000 through March 31, 1995 and earned an additional $412,000 through October 1995. This bonus was paid in December 1995 and no future income will be earned under this provision.

In September 1995, the Company entered into an amended and restated distribution agreement, as well as a related investment agreement, with Mallinckrodt. Under the amended distribution agreement, the geographical scope of Mallinckrodt's exclusive right was expanded to include all of the countries of the world other than those covered by the Company's license agreements with Shionogi and Nycomed. Additionally, the duration of Mallinckrodt's exclusive right was also extended from October 1999 until the later of July 1, 2003 or three years after the date that the Company obtains approval from the United States Food and Drug Administration ("FDA") to market FS069 for an intravenous myocardial perfusion indication.

The agreement will provide the Company with between $33.0 million and $47.5 million in new financing (including the $13.0 million Common Stock investment discussed below). Under the terms of the agreement, Mallinckrodt will make guaranteed payments to the Company totaling $20.0 million over four years to support clinical trials, related regulatory submissions and associated product development of the licensed products, which include but are not limited to ALBUNEX-Registered Trademark- and FS069. These payments will be made in 16 quarterly installments of $1.0 million for the first four quarters, $1.25 million for the following eight quarters and $1.5 million for the final four quarters. The payments may be accelerated in the event that the Company's


                                          3
                                          -
                                          4
cumulative outlays for clinical trials are in excess of the amounts received at any point in time. However, the quarterly payments may not be postponed. As of March 31, 1996 the first two quarterly payments had been received by the Company.

The amended distribution agreement requires the Company to spend at least $10.0 million of the $20.0 million it receives over four years on clinical trials to support regulatory filings with the FDA for cardiac indications of the licensed products. The Company's expenditure of this $10.0 million will be made in accordance with the directions of a joint steering committee which the Company and Mallinckrodt established in order to expedite the development and regulatory approval of FS069 by enabling the parties to share their expertise relating to clinical trials and the regulatory approval process. The Company and Mallinckrodt have each appointed two of the four members of the joint steering committee.

The amended distribution agreement also provides for potential payments to the Company of up to $14.5 million upon satisfaction of certain territorial and product development milestones. There can be no assurance, however, that all or any of these milestones will be met.

In connection with the amended distribution agreement, the Company also entered into an investment agreement whereby the Company sold 1,118,761 unregistered shares of its Common Stock to Mallinckrodt for $13.0 million, or a price of $11.62 per share before related costs. Combined with the 181,818 shares of the Company's Common Stock that Mallinckrodt acquired in December 1988. At March 31, 1996, Mallinckrodt owned approximately 9.8% of the Company's issued and outstanding shares.

In addition, the amended distribution agreement grants the Company the option (at its own discretion) to repurchase all of the shares of the Company's Common Stock that Mallinckrodt purchased under the investment agreement for $45.0 million, subject to various price adjustments. This option is exercisable beginning the later of July 1, 2000 or the date that the Company obtains approval from the FDA to market FS069 for an intravenous myocardial perfusion indication and ending on the later of June 30, 2003 or three years after the date that the Company obtains approval from the FDA to market FS069 for an intravenous myocardial perfusion. If the Company exercises this option, the Company may co-market ALBUNEX-Registered Trademark- , FS069 and related products in all of the countries covered by the amended distribution agreement.

Mallinckrodt is the Company's principal strategic marketing partner for its ALBUNEX and FS069 ultrasound contrast agents. Under the arrangements with Mallinckrodt, Mallinckrodt has substantial control over all aspects of marketing the Company's product in its territories.

In October 1995, the Company entered into an agreement whereby it reacquired all rights to INFOSON (the European designation for ALBUNEX), FS069 and related products from Nycomed, the Company's European licensee. The Company agreed to pay Nycomed $2.7 million and 45% of any amounts in excess of $2.7 million that the Company receives in payment for the transfer of marketing rights in the former Nycomed territory to a third party. The Company also agreed to pay Nycomed a royalty based on future sales, as defined in the agreement. These license rights are recorded as a current asset at March 31, 1996 and include costs associated with the reacquisition of these rights, of which $700,000 which had been paid as of March 31, 1996 and $2.0 million which was paid in April 1996 under this agreement. The Company intends to resell the rights and is currently in discussions with a potential licensee for this territory. Also included under license rights are deferred fees of $300,000 which will be due and payable upon the signing of an agreement with a third party for rights to this territory.

During the years ended March 31, 1994, 1995 and 1996, the Company received contract research payments and earned revenue under the above agreements as follows (in thousands):

FISCAL YEARS ENDED MARCH 31,           1994        1995        1996
- ----------------------------       --------    --------    --------

Contract payments received:
  Nycomed                          $      -    $    733    $      -
  Mallinckrodt                            -      10,554       6,257
  Shionogi                            5,000           -           -
                                   --------    --------    --------
                                   --------    --------    --------

Contract payments earned:
  Nycomed                         $       -    $    733    $      -
  Mallinckrodt                            -      14,399       2,412
  Shionogi                            5,713           -           -
                                   --------    --------    --------
                                  $   5,713   $  15,132    $  2,412
                                   --------    --------    --------
                                   --------    --------    --------


                                          3
                                         ---
                                          5

MBI  FINANCIAL REVIEW


In May 1993 the Company entered into an exclusive license agreement for its orally-administered abdominal ultrasound agent with Bracco S.p.A. of Milan, Italy. The agreement granted Bracco exclusive marketing and distribution rights to the product in Europe and the former Soviet Union. Under the terms of the agreement, the Company received $2.0 million in license fees. In March 1994, Bracco notified the Company that it desired to rescind the agreement and demanded that the Company return the license fee (see note 6).

NOTE 4. INCOME TAXES

As described in Note 1, the Company uses the asset and liability method of computing deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The effective income tax rate on the loss before income taxes differs from the statutory U.S. federal income tax rate as follows (in thousands):

FISCAL YEARS ENDED MARCH 31,           1994        1995        1996
- ----------------------------       --------    --------    --------

Computed statutory tax              $(6,392)    $(3,992)    $(7,036)
State income taxes                   (1,160)       (729)     (1,270)
Tax exempt interest                     (33)         (5)        (74)
Losses without income tax benefit     7,584       4,715       8,376
Other                                     1          11           4
                                   --------    --------    --------
Provision for income taxes         $      -    $      -    $      -
                                   --------    --------    --------
                                   --------    --------    --------

At March 31, 1996, the Company has deferred tax assets of approximately $30.0 million relating to the following tax loss carryforwards for income tax purposes (in thousands):

                                                             Amount  Expiration
                                                              Dates
                                                          ---------  ----------
Federal ($71,100) and state ($34,600) net
  operating losses                                        $ 105,700   1997-2010
Research and development credit - federal                 $   1,700   1997-2010
Research and development credit - state                   $     700  Indefinite
Alternative minimum tax credit                            $     300  Indefinite

For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to the carryforwards. If realized, approximately $2.0 million of the tax benefit for those items will be applied directly to paid-in capital, related to deductible expenses reported as a reduction of the proceeds from issuing Common Stock in connection with the exercise of stock options.


Note 5. Long-Term Debt

Long-term debt consists of the following (in thousands):

MARCH 31                                           1995        1996
- --------                                      ---------   ---------
Note payable - due 2004                       $   3,923   $   3,872
Note payable - due 2001                               -       6,000
Note payable - due 2000                           4,792           -
                                              ---------   ---------
                                                  8,715       9,872
                                                    307       1,262
                                              ---------   ---------
                                              $   8,408   $   8,610
                                              ---------   ---------
                                              ---------   ---------

The note payable due in 2004 bears interest at a variable rate based upon the weighted average Eleventh District cost of funds plus 2.35 percent. The interest rate on this note is adjusted semi-annually and was eight percent at March 31, 1995 and 1996. The note is secured by the Company's manufacturing facility and certain of the equipment contained therein and is payable in monthly installments of principal and interest. As of March 31, 1996, maturities of this note in each of the next five fiscal years are: $62,000, $67,000, $73,000, $80,000 and $87,000.


                                          3
                                         ---
                                          6

The note payable due in 2001 bears interest at the prime rate plus one percent (9.25 percent at March 31, 1996) and is payable in monthly installments of $100,000 plus accrued interest through April, 2001. The loan contains covenants relating to cashflow coverage, minimum cash balances and requires a compensating balance of $3.0 million. The loan is secured by the tangible assets of the Company. This note replaces a previously outstanding note (note payable - due
2000) which was retired in March 1996 in conjunction with the sale of certain of the Company's buildings and underlying land. Proceeds from the sale of the buildings were approximately $6.5 million after deducting costs related to the sale. Approximately $4.6 million of the proceeds from the sale was used to retire the existing note payable.

The note payable due in 2000 had an interest rate at the prime rate plus one percent (10 percent at March 31, 1995) and was payable in monthly installments of $20,800 plus accrued interest through April, 2000. In connection with this financing, at March 31, 1995 the Company had a second line of credit with available borrowings of up to $5.0 million. Both of these loans contained covenants and were secured by the tangible assets of the Company. These notes were refinanced in March 1996 in conjunction with the sale of certain of the Company's buildings and underlying land. (See above note payable - due 2001).


NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company conducts certain of its operations in leased premises. Terms of the leases, including renewal options, vary by lease. Future minimum rental commitments for all noncancellable operating leases that have initial or remaining lease terms in excess of one year are as follows (in thousands):

FISCAL YEAR ENDED MARCH 31,                                              Amount
- ---------------------------                                          ----------
1997                                                                 $      194
1998                                                                        426
1999                                                                        688
2000                                                                        715
2001                                                                        744
Thereafter                                                                1,171
                                                                     ----------
Total minimum lease payments                                         $    3,938
                                                                     ----------
                                                                     ----------


The leases expire in fiscal 1997 and fiscal 2003 and contain renewal provisions of up to ten years at the end of the lease terms. The Company is obligated to pay real estate taxes, insurance and utilities on its portion of the leased properties. Rental expense for the years ended March 31, 1994, 1995 and 1996 was $485,000, $508,000 and $350,000, respectively.

In December 1992, the Company entered into a license and collaborative research agreement with Dendritech, Inc. and its affiliate Michigan Molecular Institute. The license agreement granted the Company the exclusive worldwide rights to use Dendritech's patented dendrimer technology to develop and commercialize contrast agents for use with magnetic resonance imaging, computerized tomography and ultrasound. Under this agreement, the Company was committed to pay a license fee of $500,000 per year for five years beginning December 1992. As of March 31, 1995, a total of $1.5 million in license fees had been paid. In September 1995 the Company and Dendritech signed a license termination agreement arising out of the Company's decision to concentrate on its current ultrasound products. The agreement terminated all financial and other obligations of MBI. The unamortized license fees which the Company had previously capitalized of approximately $1.0 million were written-off in the year ended March 31, 1996 (see note 8).

The Company has entered into license agreements requiring future royalty payments ranging from 11/4% to 3% of specified product sales relating to the licensed technologies. Additionally, there is a minimum royalty payment due to one licensor in each calendar year for the following amounts, $400,000 for 1997, $500,000 for 1998 and $600,000 for each succeeding year.

In June 1994, the United State District Court for the Southern District of California granted final approval to an agreement settling a class action complaint against the Company, certain of its officers and all of the members of its Board of Directors (Sherman v. Widder, et al., No. TS 92-1827-IEG (M) alleging violations of the Securities Exchange Act of 1934 and California securities laws. The Company agreed without admitting liability to pay $3.0 million in cash, and shares of MBI's Common Stock worth $1.5 million (172,414 shares valued as of March 31, 1995), into a settlement fund which was to be distributed to qualifying class members. The Company's directors and officers liability insurer contributed $800,000 of the cash payment. The expenses associated with this settlement have been included in other expense during the fiscal year ended


                                          3
                                         ---
                                          7

MBI FINANCIAL REVIEW

March 31, 1994. Pursuant to the settlement order, the distribution of cash and stock was administered by counsel for the plaintiff class. Included in accrued liabilities at March 31, 1995 is a liability of $1.5 million for the issuance of this Common Stock. The shares were distributed to qualifying class members in May, 1995.

In May 1993 the Company entered into an exclusive license agreement with Bracco S.p.A. of Milan, Italy, for the distribution rights in Europe and the former Soviet Union to the Company's proprietary oral ultrasound agent for imaging the gastrointestinal tract. At that time Bracco paid the Company a license fee of $2.0 million and undertook certain developmental obligations in the territory. In March 1994, Bracco notified the Company that it desired to rescind the agreement and demanded that the Company return the license fee. The Company denied that Bracco was entitled to rescind the agreement or to the return of any portion of the license fee, and notified Bracco that it had regarded Bracco's notice of rescission as a breach of contract. In January 1995, Bracco filed a demand for arbitration claiming return of the $2.0 million license fee, in addition to other monetary relief. The Company filed a response denying the material allegations of Bracco's demand, and also filed a counterdemand asking for damages in the amount of at least $5.5 million and other monetary relief, claiming that Bracco's purported rescission was in bad faith and resulted from its acquisition of the exclusive licensee of a competing agent. On November 22, 1995, the arbitrator awarded Bracco $1.7 million plus statutory interest on a legal theory not advanced by Bracco. MBI appealed the award to the Superior Court of Los Angeles County. The court affirmed the award in a decision rendered on March 4, 1996. The Company has appealed the award to the California Appellate Court, and paid the judgment in March 1996 pending a final decision of the appeal. The Company has recognized charges to operations aggregating approximately $2.4 million to reflect the amount of the award, interest accrued thereon and related attorneys' fees. Approximately $1.4 million of these charges were recorded during the year ended March 31, 1996, and approximately $1.0 million was charged to operations in prior years (see note 8).

The Company is currently engaged in a dispute with its licensee for Japan, Shionogi. Shionogi has been disappointed with ALBUNEX -Registered Trademark-sales in Japan and has blamed "quality" problems. MBI denies the existence of any quality problems with ALBUNEX and has charged Shionogi with failing to market the product properly, failing to develop FS069, and failure to exploit the licensed products throughout the territory. Negotiations aimed at an agreed termination of the agreement with Shionogi broke off over Shionogi's monetary demands. As of March 31, 1996, the parties had served each other with notices of breach of the agreement.

On April 11, 1996 Shionogi filed a demand for arbitration with the American Arbitration Association seeking damages in excess of $37 million, representing Shionogi's license fees paid under its license and cooperative development agreement with the Company and additional development expenses for ALBUNEX incurred by Shionogi, plus punitive damages. The Company believes that Shionogi's claims are without merit, and that there is no factual or legal basis for any liability of the Company. On April 16, 1996, the Company also filed a demand for arbitration seeking in excess of $45 million plus punitive damages for Shionogi's breach of its obligations under the license and cooperative development agreement.

The results of the arbitration proceedings cannot be predicted. There can be no assurance that the Company will be awarded all or any portion of the damages that it is seeking. Moreover, it is possible that Shionogi could be awarded some portion or all of the damages it is seeking. A ruling adverse to MBI in the arbitration with respect to Shionogi's claim could have a material adverse effect on the Company's business, financial condition and results of operations. If Shionogi were awarded all the damages that it is seeking, the Company would have difficulty meeting its anticipated cash requirements and may be required to reduce the scope of or eliminate one or more of its research and development programs, to reduce the scope of or eliminate its manufacturing activities, or attempt to obtain funds by entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain technologies or products that the Company would not otherwise relinquish. The Company's inability to fund its capital requirements would have a material adverse effect on the Company's business, financial condition and results of operations. The dispute may also have the effect of interrupting ALBUNEX sales in Japan, although to the best of MBI's knowledge Shionogi is continuing to sell ALBUNEX. Net sales in Japan were $264,000 for the year ended March 31, 1996 and $688,000 for the fiscal year ended March 31, 1995. The dispute may also delay the development of FS069 in Shionogi's territory.

While the Company believes its positions are proper and Shionogi's claims are without merit, the ultimate resolution of this matter is uncertain at this time. Management does not believe the resolution of this matter will have a material adverse impact on the Company's financial position or results of operations. Accordingly, no liability for potential loss, if any, has been provided for in the accompanying Consolidated Financial Statements.


                                          3
                                         ---
                                          8

The Company is periodically a defendant in other legal actions incidental to its business activities which may include challenges to its patent rights. While any litigation has an element of uncertainty, the Company believes that the outcome of any of these actions or all of them combined will not have a materially adverse effect on its financial condition or results of operations.


NOTE 7. STOCKHOLDERS' EQUITY

In June 1989, 1990 and 1991 the Company issued warrants to Nycomed for 14,381, 9,508 and 14,524 shares, respectively, exercisable through June 1994, 1995 and 1996 at $15.26, $17.56 and $14.61 per share, respectively, pursuant to an agreement granting to Nycomed a right of first refusal to purchase additional unregistered shares in connection with the private sale of shares by the Company. As of June 1995, warrants for 23,889 shares had expired.

Mallinckrodt has certain registration rights with respect to the Common Stock issued and issuable to them.

State Farm Mutual Insurance Company ("State Farm") has registration rights under an agreement which the Company entered into in August 1990 to facilitate State Farm's purchase of Common Stock from E.I. du Pont de Nemours and Company, the Company's collaborative partner in its now discontinued diagnostic DNA probe business. State Farm has certain registration rights with respect to this Common Stock.

COMMON SHARES RESERVED Common shares were reserved for the following purposes (in thousands):

MARCH 31,                                                      1995        1996
                                                           --------    --------
Warrants                                                         24          15
Options granted                                               2,112       2,228
Future grants of options                                      1,701       1,063
                                                           --------    --------
                                                              3,837       3,306
                                                           --------    --------
                                                           --------    --------


STOCK OPTIONS

1993 PLANS In 1993 both the Board of Directors and the stockholders of the Company approved the 1993 Stock Option Plan and the 1993 Outside Directors Stock Option Plan (together, the 1993 Plans). The 1993 Plans were intended to replace the Company's 1984 Incentive Stock Option Plan and the 1984 Nonstatutory Stock Option Plan (together, the 1984 Plan), under which substantially all of the options authorized to be granted have been granted. The 1993 Plans provide for the grant of both qualified incentive stock options and nonstatutory stock options to purchase Common Stock to employees (1993 Stock Option Plan) or non-employee directors of the Company (1993 Outside Directors Stock Option Plan) at no less than the fair value of the stock on the date of grant. Options granted under these plans are exercisable per the terms specified in each individual option, but not before one year (unless the option exercisability is accelerated by the Company's Board of Directors), or later than ten years from the date of grant.

1984 PLAN The Company had an Incentive Stock Option Plan and Nonstatutory Stock Option Plan (together, the 1984 Plan) which provided for the grant of options to purchase Common Stock to employees or non-employee directors of the Company at no less than the fair value of the stock on the date of grant. Options granted under the 1984 Plan were exercisable per the terms specified in each individual option, but not before one year (unless the option exercisability is accelerated by the Company's Board of Directors) or later than five years from the date of grant. The 1984 Plan expired in July 1994 and there are no shares reserved for future grants.

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


                                          3
                                         ---
                                          9

MBI  FINANCIAL REVIEW

OTHER OPTION GRANTS The Company has granted to employees, consultants and scientific advisors options to purchase shares of Common Stock. These options are exercisable per the terms specified in each individual option and lapse five years after grant date. The options were granted at amounts per share which were not less than the fair market value at the date of grant.

Additional information with respect to the Company's option plans is as follows:

                                                                 1993 Stock Option Plan               1993 Directors' Option Plan
                                                           -----------------------------------       ----------------------------
                                                                                  Option Price                       Option Price
                                                               Shares                Per Share         Shares           Per Share
                                                           ----------        -----------------       --------   -----------------


Options outstanding at March 31, 1993                               -                                       -
Granted                                                       582,500        $ 16.63   $ 22.25         20,000   $ 17.00
Expired or Lapsed                                              (3,100)         19.13 -   20.08              -
                                                           ----------        -----------------       --------   -----------------
Options outstanding at March 31, 1994                         579,400          16.63     22.25         20,000     17.00
Granted                                                       407,231           7.00     12.25         20,000      8.13
Expired or lapsed                                            (127,342)          8.75 -   22.25              -
                                                           ----------        -----------------       --------   -----------------
Options outstanding at March 31, 1995                         859,289           7.00     22.25         40,000      8.13 -  17.00
Granted                                                       723,602           6.00      8.63         20,000      8.63
Exercised                                                      (1,300)          7.00 -    7.38              -
Expired or lapsed                                            (104,386)          7.00 -   22.25              -
                                                           ----------        -----------------       --------   -----------------
Options outstanding at March 31, 1996                       1,477,205           6.00 -   22.25         60,000      8.13 -  17.00
                                                           ----------        -----------------       --------   -----------------
Options exercisable at March 31, 1996                         454,528                                  40,000
                                                           ----------                                --------
Reserved for future grants at March 31, 1996                1,022,795                                  40,000
                                                           ----------                                --------

                                                                                                 1984 & Other Stock Option Plans
                                                                                               ----------------------------------
                                                                                                                     Option Price
                                                                                                       Shares           Per Share
                                                                                               --------------   -----------------

Options outstanding at March 31, 1993                                                               1,799,385   $ 11.50   $ 31.13
Granted                                                                                               279,190     16.63     24.63
Exercised                                                                                            (145,875)    11.50     22.50
Expired or lapsed                                                                                    (214,360)    12.88 -   31.13
                                                                                               --------------   -----------------
Options outstanding at March 31, 1994                                                               1,718,340     13.38     31.13
Granted                                                                                                44,175     10.88     15.63
Exercised                                                                                             (10,200)    13.75     16.50
Expired or lapsed                                                                                    (539,125)    10.88 -   28.75
                                                                                               --------------   -----------------
Options outstanding at March 31, 1995                                                               1,213,190     10.88 -   31.13
Exercised                                                                                              (4,150)     6.38
Expired or lapsed                                                                                    (518,290)     6.38 -   28.75
                                                                                               --------------   -----------------
Options outstanding at March 31, 1996                                                                 690,750      6.38 -   31.13
                                                                                               --------------   -----------------
Options exercisable at March 31, 1996                                                                 584,950
                                                                                               --------------


NOTES RECEIVABLE FROM SALE OF COMMON STOCK At March 31, 1995, the Company had notes receivable from related parties of approximately $586,000 relating to the exercise of options to purchase Common Stock of the Company by officers and other employees. Of this amount, approximately $117,000 is included in accounts and notes receivable and represents taxes payable by the individuals at the time of these option exercises plus accrued interest thereon, as well as accrued interest on purchase price notes. The amounts relating to the purchase price of the Common Stock are recorded as a reduction to stockholders' equity. The loans are secured by the Common Stock purchased, accrue interest at a rate of 6% and are due by January 31, 1997. At March 31, 1996, the notes receivable from related parties were approximately $370,000.

In December 1995, the Company repurchased 15,000 shares of Common Stock from an officer who was leaving the Company. In connection with this transaction, a portion of his outstanding loan which was secured by the Common Stock was forgiven. The total amount forgiven, $56,000, had previously been included in notes receivable from sale of Common Stock.

In January 1995, the Company received an approval bonus payment of approximately $3.0 million from Mallinckrodt. Per the Distribution Agreement dated December 7, 1988, between Mallinckrodt and the Company, this payment was to be distributed to key employees. In February 1995, the Company's Board of Directors approved the payment of bonuses of approximately


                                          4
                                         ---
                                          0

$1.7 million to all of the Company's employees. In connection with these bonuses, the Board of Directors also approved the forgiveness of two loans (including accrued interest) which the Company had previously extended to its chief executive and chief operating officers to permit them to exercise certain stock options. The total amount forgiven on the notes was $1.3 million of which $465,000 had previously been included in notes receivable from sale of Common Stock and the remainder, which represented taxes payable at the time of the option exercises plus accrued interest, was included in accounts and notes receivable. The approval bonus of approximately $3.0 million is included in revenues under collaborative agreements and the expense related to the payment of the approximately $1.7 million of bonuses, as well as the forgiveness of debt, is included in other expenses (see notes 3 and 8).

NOTE 8. OTHER EXPENSES

Other expenses include the following for the years presented:


FISCAL YEARS ENDED MARCH 31,                1994           1995           1996
                                       ---------      ---------      ---------

Legal settlements and related costs
  (Note 6)                             $   4,726      $     350      $   1,418
Write-off of license fees related to
  discontinued products (Note 6)               -              -          1,025
Loss on sale of real estate                    -              -            667
Approval bonus paid by U.S. marketing
  partner (Note 7)                             -          3,053              -
                                       ---------      ---------      ---------
                                       $   4,726      $   3,403      $   3,110
                                       ---------      ---------      ---------
                                       ---------      ---------      ---------


In November 1995, the Company entered into a contract for the sale of the two buildings and underlying land that the Company purchased in December 1993. The sale of the buildings was completed in March 1996 (see note 5). As a result, during the third quarter of fiscal 1996 the Company wrote-down the carrying value of the buildings by $667,000, the net amount it estimated to be received from the sale.

NOTE 9. SUMMARY OF UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following is a summary of the unaudited quarterly results of operations for the years ended March 31, 1996 and 1995 (in thousands, except per share amounts):


QUARTER ENDED:                           JUNE 30    SEP 30    DEC 31    MAR 31
- --------------                          --------  --------  --------  --------
Fiscal 1996
Revenues                                $    350  $    348   $ 1,245  $  1,141
Research and development costs             3,196     3,386     3,276     3,730
Total operating costs and expenses(a)      4,890     5,528     8,039     5,656
Net loss                                  (4,518)   (5,135)   (6,645)   (4,415)
Loss per common share                       (.37)     (.42)     (.50)     (.33)
Weighted average common shares
  outstanding                             12,113    12,196    13,291    13,293


QUARTER ENDED:                           JUNE 30    SEP 30    DEC 31    MAR 31
- --------------                          --------  --------  --------  --------

Fiscal 1995
Revenues(b)                             $    534  $  8,786  $  6,908  $    713
Research and development costs             4,714     5,145     4,252     4,632
Total operating costs and expenses(b)      6,661     6,833     9,233     6,891
Net income (loss)                         (5,913)    2,083    (2,235)   (6,117)
Income (loss) per common share              (.49)      .17      (.19)     (.51)
Weighted average common shares
  outstanding                             11,996    12,000    12,000    12,000

(a) Includes $3.1 million other expenses during the quarter ended December 31, 1995 (see Note 8).

(b) Includes $8.7 million and $6.1 million research milestone payments during the quarters ended September 30, 1994 and December 31, 1994, respectively.
The $6.1 million in December 31, 1994 includes a milestone of $3.1 million which was paid to key employees and offset by a like charge to operating costs and expenses. Total operating costs and expenses include a $500,000 charge for severance costs during the quarter ended March 31. 1995.


NOTE 10. SUBSEQUENT EVENT

On May 30, 1996, the Company completed a public offering of 4.1 million shares of Common Stock at $9.00 per share, with the Company receiving gross proceeds of approximately $36.9 million.


                                          4
                                         ---
                                          1

MBI  FINANCIAL REVIEW

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF MOLECULAR BIOSYSTEMS, INC.:

We have audited the accompanying consolidated balance sheets of Molecular Biosystems, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Molecular Biosystems, Inc. and subsidiaries as of March 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

                                                           ARTHUR ANDERSEN LLP

San Diego, California
May 6, 1996
Except with respect to the matter discussed in Note 10 as to which the date is May 30, 1996.




MARKET INFORMATION

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "MB." As of June 25, 1996, there were approximately 2,077 holders of record of the Company's Common Stock, representing approximately 9,248 beneficial owners. The Company has not paid dividends on its Common Stock. The following table sets forth the quarterly high and low last sale price for a share of the Company's Common Stock for the three fiscal years ended March 31 1996, 1995 and 1994, respectively, as reported by the NYSE.

FISCAL 1996                                                HIGH            LOW
                                                       --------       --------

First Quarter (4/1 to 6/30)                                   8          6-1/4
Second Quarter (7/1 to 9/30)                                 10          6-1/4
Third Quarter (10/1 to 12/31)                             9-1/2              6
Fourth Quarter (1/1 to 3/31)                                 10          6-3/8

FISCAL 1996                                                HIGH            LOW
                                                       --------       --------

First Quarter (4/1 to 6/30)                                  18         10-7/8
Second Quarter (7/1 to 9/30)                             13-7/8          9-5/8
Third Quarter (10/1 to 12/31)                            14-1/8          9-1/8
Fourth Quarter (1/1 to 3/31)                             11-3/8              7

FISCAL 1996                                                HIGH            LOW
                                                       --------       --------

First Quarter (4/1 to 6/30)                                  23         16-5/8
Second Quarter (7/1 to 9/30)                             26-1/2         19-1/2
Third Quarter (10/1 to 12/31)                            26-3/4             18
Fourth Quarter (1/1 to 3/31)                             20-1/2             17

Kenneth J. Widder, M.D.                10030 Barnes Canyon Road
Chairman of the Board                  San Diego, California 92121
and Chief Executive Officer            (619) 452-0681

Bobba Venkatadri
President and Chief Operating Officer

Gerard A. Wills                        Arthur Andersen LLP
Vice President, Finance                701 "B" Street, Suite 1600
and Chief Operating Officer            San Diego, California 92101

Allan H. Mizoguchi, Ph.D.
Vice President, Clinical
and Regulatory Affairs

James L. Barnhart, Ph.D.               Johnson and Colmar
Vice President, Research               300 S. Wacker Drive
and Development                        Suite 1000
                                       Chicago, Illinois 60606


Kenneth J. Widder, M.D.                Continental Stock Transfer and Trust Co.
Chairman of the Board                  2 Broadway
and Chief Executive Officer            New York, New York 10004
Molecular Biosystems, Inc.

Bobba Venkatadri
President and Chief Operating Officer  A copy of the Company's annual report
Molecular Biosystems, Inc.             to the Securities and Exchange Commission
                                       on Form 10-K is available without charge
David W. Barry, M.D.                   to stockholders  upon request.
Chairman and Chief Executive Officer
Triangle Pharmaceuticals, Inc.

Robert W. Brightfelt
Business Director
Diagnostic Division,
Medical Products Group
E.I. Du Pont de Nemours & Co. (Inc.)
Wilmington, Delaware

Charles C. Edwards,M.D.
President, Chief Executive Officer (retired)
Scripps Clinic and Research Foundations
La Jolla, California

Gordon C. Luce
Chairman of the Board
Scripps Health
La Jolla, California

David Rubinfien
Chairman of the Board (retired)
Systemix, Inc.
Palo Alto, California